UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
 (Rule 14D-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MaxPoint Interactive, Inc.
(Name of Subject Company)

MaxPoint Interactive, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, North Carolina 27560
(800) 916-9960
(Name, address, including zip code, and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

Please send copies of all communications to:

Glen R. Van Ligten, Esq.
Andrew Y. Luh, Esq.
Richard C. Blake, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd.
Redwood City, California 94063
(650) 321-2400

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

To Our Stockholders:
As we previously announced, on August 27, 2017, MaxPoint Interactive, Inc. entered into a merger agreement providing for the acquisition of MaxPoint by Valassis Digital, Inc., through its parent company, Harland Clarke Holdings, for a price per share of $13.86.
Harland Clarke has commenced a tender offer to acquire all shares of MaxPoint common stock. This tender offer is conditioned on, among other things, more than 50% of the shares of MaxPoint common stock being validly tendered and not withdrawn prior to the expiration of the offer. Unless extended, the tender offer is scheduled to expire at one minute past 11:59 p.m., New York City time, on October 6, 2017, the date that is 20 business days following commencement of the offer. Upon its completion, and subject to the satisfaction of certain conditions, the tender offer will be followed by a merger in which each share of MaxPoint common stock not purchased in the tender offer will be converted into the right to receive $13.86 per share in cash, without interest and less any withholding taxes.
The MaxPoint Board of Directors has determined that it is in the best interests of MaxPoint and its stockholders, has approved and has declared it advisable to enter into the merger agreement and consummate the tender offer and the merger. The MaxPoint Board of Directors recommends that MaxPoint stockholders accept the offer and tender their shares of MaxPoint common stock pursuant to the offer.
In arriving at its recommendation, the MaxPoint Board of Directors gave consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.
Accompanying this letter is (i) a copy of MaxPoint’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Harland Clarke’s Offer to Purchase, dated September 11, 2017, which sets forth the terms and conditions of the offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares pursuant to the offer. We urge you to read the enclosed materials carefully. The offer is scheduled to expire at one minute past 11:59 p.m., New York City time, on October 6, 2017, unless extended.
Thank you for your support of MaxPoint.

Very truly yours,

Joseph Epperson
President, Chief Executive Officer and Chairman

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint” or the “Company”). The address of the Company’s principal executive office is 3020 Carrington Mill Blvd., Suite 300, Morrisville, North Carolina 27560. The telephone number of the Company’s principal executive office is (800) 916-9960.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is MaxPoint’s common stock, par value of $0.00005 per share (the “Shares”). As of August 31, 2017, there were 6,765,859 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Mercury Merger Sub, Inc. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Harland Clarke Holdings Corp. (“Parent” or “HCH”), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $13.86 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on September 11, 2017. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement provides that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) which permits the consummation of the Merger without a vote of stockholders if certain statutory conditions have been met.

The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held by Parent or Purchaser or held in treasury by the Company immediately prior to the Effective Time, or held by any stockholder of the Company who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any applicable taxes required to be withheld.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on September 11, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute past 11:59 p.m., New York City time, on October 6, 2017, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 15955 La Cantera Parkway, San Antonio, Texas 78256.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov or at the Company’s Investor Relations website at http://ir.maxpoint.com.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or its respective executive officers, directors or affiliates, including Valassis Communications, Inc. (“Valassis”), a wholly owned subsidiary of Parent, on the other hand.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Sections 1 and 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. The Company’s equity holders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s equity holders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and the Company’s equity holders should not interpret the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

Each of Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Joseph Epperson, MaxPoint’s Chief Executive Officer (the “Supporting Stockholders”), stockholders of MaxPoint beneficially owning, respectively, approximately 3,341,137 Shares, which represented respectively, approximately 49.4% of all outstanding Shares as of August 24, 2017 (the “Subject Shares”), based on information provided by the Supporting Stockholders, has entered into a tender and support agreement with Parent and Purchaser, dated August 27, 2017 (the “Support Agreement”).
Pursuant to the Support Agreement, the Supporting Stockholders have agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following the commencement of the Offer, validly and irrevocably tender pursuant to the Offer all of the Subject Shares owned by the Supporting Stockholders at such time. The Support Agreement also restricts the transfer of the Subject Shares held by the Supporting Stockholders.

The Supporting Stockholders have agreed that after the Subject Shares are tendered pursuant to the Offer, the Supporting Stockholders will not withdraw tendered Subject Shares from the Offer unless the Support Agreement is terminated in accordance with its terms. The Support Agreement terminates automatically upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger, (iii) the consummation of the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form or, subject to certain exceptions, timing of the consideration payable to MaxPoint stockholders under the Merger Agreement and (v) the mutual written consent of Parent, Purchaser and the Supporting Stockholders. In addition, in the event MaxPoint terminates the Merger Agreement to enter into a Superior Proposal (as defined in the Merger Agreement) in circumstances in which the Company Termination Fee (as defined in the Merger Agreement) is paid or payable and consummates such Superior Proposal, each Supporting Stockholder shall pay to Parent 40% of the incremental positive difference between the price per share paid to such Supporting Stockholder under the Merger Agreement and under the Superior Proposal.
The representations, warranties and covenants contained in the Support Agreement were made only for the purposes of the Support Agreement, were made as of a specific date, were made solely for the benefit of the parties to the Support Agreement and were not intended to be statements of fact but, rather, were negotiated as a method of allocating risk and governing the contractual rights and relationships among the parties to the Support Agreement.

The foregoing summary and description of the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On August 23, 2016, the Company and Valassis Communications, Inc. (“Valassis”) entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain limitations to keep confidential any non-public information concerning the other part. In addition, Valassis agreed to certain “standstill” and employee non-solicitation provisions for the protection of MaxPoint for a period of 12 months from the date of the Confidentiality Agreement.
The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.
Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price as the other stockholders of the Company. As of August 31, 2017, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate, 3,731,785 Shares, which for purposes of this subsection excludes any restricted stock units (together, “Company RSUs”) and any Shares issuable upon exercise of options for Shares (together, “Company Options”) held by such individuals, whether vested or unvested. For each Share that the directors, executive officers and their affiliates tender pursuant to the Offer that is accepted for purchase and purchased by Purchaser, the directors and executive officers will receive $13.86 in cash, less any required withholding taxes and without interest.

The following table sets forth, as of August 31, 2017, the aggregate cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his or her outstanding Shares (excluding Company RSUs and Shares issuable upon exercise of Company Options), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Position	Number of Shares	Consideration Payable in Respect of Shares ($)
Joseph Epperson	President, Chief Executive Officer and Chairman	537,715	7,452,730
Gretchen Joyce	Chief Operating Officer	128,296	1,778,183
Kurt Carlson	Chief Technology Officer	118,628	1,644,184
Brad Schomber	Chief Financial Officer	6,570	91,060
Thomas William “Bill” Alvey, III	General Counsel, Chief Privacy Officer and Secretary	955	13,236
Kevin Dulsky	Director	133,329	1,847,940
Lynnette Frank	Director	2,870	39,778
Len Jordan	Director	1,266,030(1)	17,547,176
Augustus Tai	Director	1,537,392(2)	21,308,253
______________________________

(1)
Includes shares held by the Madrona Venture Funds, of which Mr. Jordan is a managing director and general partner. Mr. Jordan disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

(2)	Includes shares held by the Trinity Entities, of which Mr. Tai is a venture partner.
Effect of the Merger on Company Options and Company RSUs

Pursuant to the Merger Agreement, immediately prior to the Effective Time, Company Options and Company RSUs will accelerate vesting as follows: (1) each unvested Company Option and Company RSU outstanding as of immediately prior to the Effective Time that would have vested on or prior to December 31, 2017, in the ordinary course, pursuant to its terms in effect as of the date of the Merger Agreement, will, as of the Effective Time, vest in full; and (2) each Company Option and Company RSU held by a Company employee who is terminated without cause or resigns for certain good reason events on or after the date that is 45 days prior to the Effective Time will accelerate pursuant to the terms of the Company’s Change in Control Equity Acceleration Policy (the “Change in Control Policy”). The Change in Control Policy provides for acceleration of either (x) 25% of the employee’s then-unvested Company Options and Company RSUs (measured as of the date of such employee’s termination), with respect to an employee who has completed less than one year of continuous employment with the Company prior to the Effective Time or (y) 50% of such then-unvested Company Options and Company RSUs for employees that have completed at least one year of continuous employment prior to such date.
Pursuant to the Merger Agreement, each vested Company Option (after taking into effect the acceleration described above) that is outstanding and unexercised as of immediately prior to the Effective Time and which has a per share exercise price that is less than the Offer Price (an “In-the-Money Option”) will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess of the Offer Price over the exercise price per share of such Company Option multiplied by (ii) the number of Shares underlying such Option immediately prior to the Effective Time.

Pursuant to the Merger Agreement, each vested Company RSU (after taking into effect the acceleration of vesting described above) that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Offer Price multiplied by (ii) the number of Shares underlying such Company RSU immediately prior to the Effective Time.
Pursuant to the Merger Agreement, each outstanding Company Option and Company RSU that is unvested as of immediately prior to the Effective Time (and whose vesting does not accelerate as described above), and each outstanding Company Option that is vested as of immediately prior to the Effective Time but which is not an In-the-Money Option will be automatically cancelled at the Effective Time without payment of any consideration to the holder thereof.
The following table sets forth, as of August 31, 2017, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options and Company RSUs at the applicable time, assuming such Company Options and Company RSUs are treated as described in the preceding paragraphs and in the Merger Agreement. The below table does not reflect outstanding Company Options that are not In-the-Money Options (whether vested or unvested), as all such Company Option will be canceled immediately prior to the Effective Time without any payment to the holder thereof.

Name	Position	Number of Shares Subject to Vested In-the-Money Company Options	Number of Shares Subject to Unvested In-the-Money Company Options	Weighted Average Exercise Price Per Share ($)	Consideration Payable in Respect of Vested In-the-Money Company Options ($)	Consideration Payable in Respect of Unvested In-the-Money Company Options ($) (1)	Number of Shares of Unvested Company RSUs (2)	Consideration Payable in Respect of Unvested Company RSUs ($) (3)	Total ($) (4)
Joseph Epperson	President, Chief Executive Officer and Chairman	—	—	—	—	—	16,250	90,090	90,090
Gretchen Joyce	Chief Operating Officer	—	—	—	—	—	9,375	51,975	51,975
Kurt Carlson	Chief Technology Officer	—	—	—	—	—	9,375	51,975	51,975
Brad Schomber	Chief Financial Officer	937	2,063	10.18	3,448	920	10,000	55,440	59,808
Thomas William “Bill” Alvey, III	General Counsel, Chief Privacy Officer and Secretary	7,500	12,500	7.00	51,450	11,429	2,500	13,860	76,739
Kevin Dulsky	Director	—	—	—	—	—	2,500	13,860	13,860
Lynnette Frank	Director	—	—	—	—	—	2,500	13,860	13,860
Len Jordan	Director	—	—	—	—	—	—	—	—
Augustus Tai	Director	—	—	—	—	—	—	—	—
______________________________

(1)
Reflects value of unvested, In-the-Money Options that will vest or accelerate pursuant to their terms on or prior to December 31, 2017. Mr. Schomber will vest or accelerate into an additional 250 shares subject to Company Options, and Mr. Alvey will vest or accelerate into an additional 1,666 shares subject to Company Options. The remaining unvested Company Options will be automatically cancelled without payment of any consideration.

(2)
Reflects number of unvested Company RSUs as of August 31, 2017. With respect to each officer and director, the number of such Company RSUs that will vest or accelerate on or prior to December 31, 2017 is as follows: Mr. Epperson, 6,500; Ms. Joyce and Mr. Carlson, 3,750; Mr. Schomber, 4,000; and Messrs. Alvey and Dulsky and Ms. Frank, 1,000. The remaining unvested Company RSUs will be automatically cancelled without payment of any consideration.

(3)	Reflects value of unvested Company RSUs that will vest or accelerate pursuant to their terms on or prior to December 31, 2017.

(4)
Should an officer be terminated prior to the Effective Time and be eligible for the benefits under the Company’s Change in Control Policy, the following acceleration of vesting and value would be realized with respect to unvested, In-the-Money Company Options and Company RSUs:

Name	Number of Shares Subject to Unvested In-the-Money Company Options Subject to Acceleration	Weighted Average Exercise Price Per Share ($)	Consideration Payable in Respect of Accelerated In-the-Money Company Options ($) (1)	Number of Shares of Unvested Company RSUs Subject to Acceleration	Consideration Payable in Respect of Accelerated Company RSUs ($) (2)	Total ($)
Joseph Epperson	—	—	—	8,125	112,613	112,613
Gretchen Joyce	—	—	—	4,687	64,962	64,962
Kurt Carlson	—	—	—	4,687	64,962	64,962
Brad Schomber	1,032	10.18	3,796	5,000	69,300	73,096
Thomas William “Bill” Alvey, III	6,250	7.00	42,875	1,250	17,325	60,200

Employment Agreements

The Company has entered into employment letter agreements with each of its executive officers. These letter agreements provide for, among other things, payment of base salary and establish each officer’s eligibility to earn an annual cash incentive bonus.

In addition, Mr. Schomber’s letter agreement provides for severance benefits under certain circumstances, as described under “Severance Arrangements” below.
Pursuant to his letter agreement, Mr. Alvey was eligible to receive a relocation benefit of up to $75,000 based on his actual relocation expenses. In the event that Mr. Alvey terminates employment with the Company within 24 months of his date of hire, he must reimburse the Company a prorated amount of any portion of such relocation benefit actually received.
None of the letter agreements provide for change in control or similar benefits that may or will be triggered in connection with the consummation of the Transactions contemplated by the Merger Agreement.
Severance Arrangements

Pursuant to his offer letter with the Company, if Mr. Schomber is involuntarily terminated other than due to financial fraud, the Company will continue to pay his base salary for a period of six months, subject to his providing the Company and certain persons affiliated with the Company (including its successor) with an effective release of claims in favor of the Company.

In addition, in connection with approving the Company’s entry into the Merger Agreement and the Transactions contemplated thereby, the Company’s Board agreed to provide Mr. Alvey with cash severance equal to six months of his base salary in the event of his termination by the Company other than due to cause, subject to his providing the Company and certain persons affiliated with the Company (including its successor) with an effective release of claims in favor of the Company.

None of the Company’s other executive officers have any contractual rights to severance or similar benefits, nor has the Company adopted a formal severance policy. Nevertheless, the Company consistently pays severance in accordance with established guidelines. With respect to employees at the vice-president level terminated due to poor performance or job elimination, the Company’s practice has been to offer (i) a lump-sum payment equal to six months of base salary and target bonus, (ii) a cash payment equal to the cost to continue health insurance under COBRA for six months, grossed up for applicable taxes, and (iii) six months of outplacement services. The Company has not had any departures at the executive level (that is, above the vice-president level) and thus has no severance guidelines with respect to such departures.

The following table shows the estimated amounts of cash severance payments and benefits to which the Company’s executive officers would be entitled, assuming that each officer received benefits consistent with those offered to employees at the vice-president level in the past, and that such termination occurred on August 31, 2017.

	Base Salary Payment ($) (1)	Target Bonus Payment ($)	Continuation of Benefits ($) (2)	Total Payout ($)
Joseph Epperson	149,713	112,500	9,134	271,347
Gretchen Joyce	142,100	87,500	9,134	238,734
Kurt Carlson	139,563	72,500	9,134	221,197
Brad Schomber	139,563	62,500	9,134	211,197
Thomas William “Bill” Alvey, III	131,950	45,000	9,134	186,084
______________________________

(1)
Mr. Schomber is entitled to his base salary payment under the terms of his offer letter.  Mr. Alvey is entitled to his base salary payment pursuant to resolutions adopted by the Board.  No other executive officers have any contractual rights to the payments listed in this table.

(2)
Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for the applicable severance period, assuming a monthly cost of $1,522.33, the highest monthly amount that might be payable under the Company’s plans in effect as of August 31, 2017, and further assuming that no gross-up applies.

Transaction Bonuses

In connection with approving the Company’s entry into the Merger Agreement and the Transactions contemplated thereby, the Company’s Board approved the payment of a lump-sum cash bonus to certain employees of the Company, including certain of our executive officers. These cash bonuses will be payable at the Effective Time, in each case contingent upon the occurrence of the Effective Time, the employee’s continued service with the Company through the Effective Time (unless otherwise determined by the Company) and such employee’s providing the Company and its successor with an effective release of claims (unless otherwise determined by the Company).
Pursuant to such Board action, Mr. Schomber is eligible to receive a cash bonus of $75,000, and Mr. Alvey is eligible to receive a cash bonus of $50,000.

Treatment of Maxpoint Employee Stock Purchase Plan

The Company has agreed to cause the Maxpoint 2015 Employee Stock Purchase Plan (the “Company ESPP”) to terminate as of immediately prior to, and subject to the occurrence of, the Effective Time. In addition, the Company has agreed that following the execution date of the Merger Agreement, no participant in the Company ESPP may increase the amount of his or her payroll deduction election following the execution date of the Merger Agreement, no new participants may elect to participate in the Company ESPP, no new offering period shall commence under the Company ESPP prior to the Effective Time, and, immediately prior to the Effective Time, any offering periods that have not yet completed shall terminate and a new purchase date will be set immediately prior to and subject to the occurrence of the Effective Time.

Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time (or such shorter period of employment, as the case may be), Parent will provide, or cause to be provided, to those employees of the Company who are employed by the Company or any of its subsidiaries as of immediately prior to the Effective Time, including any of our executive officers, and who continue to be actively employed by the surviving corporation (or any affiliate thereof) during such one-year period (the “Continuing Employees”) (i) base salary, (ii) target annual cash bonus opportunities and (iii) severance benefits (other than severance benefits provided to employees terminated for poor performance), in each case that are substantially as were provided to such Continuing Employees, or for which such Continuing Employees were eligible under the Company’s plans, as in effect immediately prior to the Effective Time. In addition, during such one-year period, Parent shall, or shall cause the Company and Company Subsidiaries to, provide the Continuing Employees with substantially comparable types and levels of employee benefits in the aggregate (excluding long-term incentive opportunities, employer matching contributions under any qualified defined contribution retirement plan, equity based compensation or benefits, vacation benefits, retiree medical or life insurance benefits and defined benefit plan benefits) as the aggregate employee benefits (excluding long-term incentive opportunities, employer matching contributions under any qualified defined contribution retirement plan, equity based compensation or benefits, vacation benefits, retiree medical or life insurance benefits and defined benefit plan benefits) provided to (i) such Continuing Employees immediately prior to the Effective Time under the Company’s benefit plans or (ii) similarly situated employees of Parent and its subsidiaries (other than the Company and Company Subsidiaries).

Non-Compete Agreements

In connection with the Transactions, and concurrently with entering into the Merger Agreement, certain executive officers of the Company entered into a Restrictive Covenant Agreement by and between such executive officer and the Company, Parent, and Purchaser, effective August 27, 2017. Each Restrictive Covenant Agreement provides that from August 27, 2017 through such executive officer’s employment with the Company and for a period of one (1) year after the termination of such employment by the Company or such executive officer for any reason or no reason, such executive officer shall not, and such executive officer shall cause his or her “affiliates” not to, except in certain circumstances, (i) compete, as described in the Restrictive Covenant Agreement, in the Company’s Business, as defined in the Restrictive Covenant Agreement, (ii) solicit or interfere with the Company’s Business, as described in the Restrictive Covenant Agreement, or (iii) solicit or interfere with the Company’s employees or consultants, as described in the Restrictive Covenant Agreement. In the event the closing of the Transactions does not occur, each Restrictive Covenant Agreement terminates upon the termination of the Merger Agreement. The parties also agree not to disparage each other, and the executive officers also agree to certain confidentiality obligations, in each case, as described in the Restrictive Covenant Agreement filed as Exhibit (e)(3) hereto.

Employment Arrangements with Parent

As of the date of this Schedule 14D-9, none of the Company’s executive officers have entered into any agreement with Parent, the Company or their respective affiliates regarding employment with Parent, the Company or their respective affiliates after the Effective Time, although it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s executive officers in the future.

Information Regarding Director and Officer Indemnification and Insurance

As permitted by Delaware law, the Company’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to the Company or the Company’s stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such exculpation would be not available for liability:

•	for any breach of a duty of loyalty to the Company or the Company’s stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any transaction from which the director derived an improper benefit; or

•
for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

The Company’s amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by the Company’s stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by Delaware law. In addition, the Company’s amended and restated bylaws provide that the Company is required to indemnify and advance expenses to the Company’s directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

The Company has entered into indemnity agreements with each of the Company’s directors and certain of the Company’s executive officers in substantially the form filed as Exhibit (e)(17) hereto, which is incorporated herein by reference. These agreements, among other things, require the Company to indemnify each director and officer to the fullest extent permitted by Delaware law and the Company’s amended and restated certificate of incorporation and bylaws for expenses such as, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in the Company’s right, arising out of the person’s services as the Company’s director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at the Company’s request. The Company also maintains directors’ and officers’ liability insurance.

Pursuant to the Merger Agreement, after the closing of the Offer, Parent has agreed to, and has agreed to cause the Company, the Surviving Corporation and any of their respective applicable subsidiaries to fulfill and honor in all respects of the obligations of the Company pursuant to any indemnification, exculpation or advance of expense or similar agreements or organizational documents in favor of all past and present directors and officers of the Company and its subsidiaries. Pursuant to the Merger Agreement, Parent has also agreed to cause to be maintained in effect for a period of six years after the closing of the Merger, officers’ and directors’ liability, fiduciary liability and similar insurance with coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, subject to the limitation that the annual premiums in the aggregate may not exceed 300% of the annual amount the Company paid in its last full fiscal year in respect of directors’ and officers’ liability insurance. Pursuant to the Merger Agreement, Parent, the Surviving Corporation, or the Company (with the prior written consent of Parent) may purchase a “tail” policy prior to the Effective Time, which shall satisfy the obligation of Parent to maintain such liability insurance.
Section 16 Matters
Pursuant to the Merger Agreement, the Company will take all reasonable steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each director or officer of the Company who is subject to the reporting requirements of Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10(d) Matters
Pursuant to the Merger Agreement, the Compensation Committee of the Board, at one or more meetings to be held prior to the scheduled expiration of the Offer, will use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by the Company with current or future directors, officers or employees of the Company.
Item 4. The Solicitation of Recommendation.

Recommendation of the Board.

After careful consideration, the Board, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, fair to and in the best interests of the Company’s stockholders and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer and in accordance with applicable law.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated September 11, 2017, communicating the Board’s recommendation, is attached to this Schedule 14D-9 as Annex A.

Background of the Offer; Reasons for the Recommendation of the Board.
Background of the Offer

The Company’s Board and senior management periodically have evaluated the Company’s long-term strategic options, including financing transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing stockholder value and consideration of the risks associated with the Company’s business. The following is a summary of events, meetings and discussions that are relevant to the Board's decision to approve the Merger Agreement and recommend the Offer and the Merger to the Company’s stockholders.
At an in-person Board meeting held on July 26, 2016, which also included Mr. Schomber, Mr. Alvey and other members of senior management and representatives of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“GDSVF&H”), legal counsel to the Company, senior management and the Board discussed the Company’s strategic plan, including key initiatives, products and new product offerings, cost-savings measures, and long-term growth initiatives. As part of that discussion, the Board considered various strategic alternatives available to it, including continuing to pursue its current business plan, acquiring other businesses or technologies, entering into significant strategic or joint venture relationships in the United States or abroad, executing a strategic merger or acquisition with another company (either as a buyer, seller, or merger of equals), raising capital and increasing public float through a follow-on public offering, implementing a share repurchase plan, or executing another potential transaction. At the conclusion of the discussion, the Board requested that management approach various financial advisor candidates regarding a potential engagement to assist the Company with its consideration of various strategic alternatives.
On August 4, 2016, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H, at which Mr. Epperson provided a brief update regarding his initial conversations with several financial advisor candidates regarding a potential engagement to assist the Company with its consideration of various strategic alternatives, as well as additional candidates whom he could approach.
On August 12, 2016, Edward P. Taibi, Executive Vice President of MacAndrews & Forbes Incorporated (“M&F”), the parent company of Parent, contacted Augustus Tai, a member of the Board, and discussed general industry conditions and potential strategic opportunities for the Company. During the conversation, Mr. Taibi asked Mr. Tai for an introduction to Mr. Epperson for the purpose of discussing a potential strategic transaction between Parent and the Company. Mr. Tai informed Mr. Epperson of the communication.
On August 14, 2016, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H. Mr. Tai described his conversation with Mr. Taibi, and the Board discussed whether to commence discussions with Parent regarding a potential strategic transaction while it continued to consider its other strategic alternatives, including the execution on the Company’s business plan as a stand-alone company. At the conclusion of the meeting, it was the consensus of the Board that Mr. Epperson and the Company’s senior management should contact Parent to discuss its interest in a potential strategic transaction between Parent and the Company. The Board also authorized the Company’s senior management to engage in meetings with Parent with respect to any potential strategic transaction after the Company entered into a confidentiality agreement with Parent that would enable due diligence and discussions between the parties while the Company continued to consider its other strategic alternatives.
In addition to formal meetings of the Board, from time to time during the periods between August and November 2016 and from May through August 2017, Mr. Epperson provided individual members of the Board with updates on the status of his interactions with Parent and obtained guidance from members of the Board with respect to such interactions.
On August 15, 2016, Mr. Tai introduced Mr. Epperson and Mr. Taibi by electronic mail, and Mr. Epperson sent a draft confidentiality agreement prepared by GDSVF&H to Mr. Taibi.
On August 17, 2016, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H. Mr. Epperson reported on his initial electronic mail with Mr. Taibi, and briefly reported on his discussions with several financial advisor candidates regarding a potential engagement to assist the Company with its consideration of various strategic alternatives. The Board also discussed the qualifications of the financial advisor candidates with whom Mr. Epperson had spoken.
Between August 18, 2016 and August 23, 2016, the parties negotiated the terms of the confidentiality agreement. On August 23, 2016, the Company entered into the Confidentiality Agreement with Valassis Communications, Inc., a wholly owned subsidiary of Parent, which included a customary standstill provision for 12 months.
On August 25, 2016, Mr. Epperson and Mr. Taibi held an introductory telephonic meeting regarding the Company’s business, products and strategy and agreed to schedule additional meetings, including meetings with the Company’s senior management, which were subsequently scheduled for September 16, 2016.
On August 30, 2016, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H. Mr. Epperson reported on his telephonic meeting with Mr. Taibi, as well as discussions with several financial advisor candidates regarding a potential engagement to assist the Company with its consideration of various strategic alternatives. Mr. Alvey reviewed a memorandum that had been circulated to the Board regarding its fiduciary duties, and the Board was given an opportunity to ask questions about those duties and discuss.
On September 1, 2016, Mr. Taibi sent electronic mail to Mr. Epperson with a list of due diligence topics to discuss at the management meeting that was subsequently scheduled for September 16, 2016.
On September 9, 2016, the Board held a telephonic meeting, which also included Mr. Schomber and Mr. Alvey. Mr. Epperson informed the Board of the Company’s upcoming management meetings with Parent, as well as discussions with financial advisor candidates, including Goldman Sachs & Co. LLC (“Goldman Sachs”), which had acted as lead underwriter in the Company’s initial public offering in 2015, regarding a potential engagement to assist the Company with its consideration of various strategic alternatives. Among other things, the Board discussed Goldman Sachs’ qualifications as financial advisor in mergers and acquisitions, its industry expertise and execution capabilities. It was the sense of the Board that Goldman Sachs was the investment bank that was the most familiar with the Company and its operations and hence in the best position to assist the Company in reviewing strategic alternatives and in acting as financial advisor in a potential strategic transaction should the Board elect to pursue one. At the conclusion of the meeting, the Board directed the Company’s management to further discuss with Goldman Sachs its potential engagement and to discuss potential engagement terms.
On September 14, 2016, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H. Mr. Epperson reported on his discussions with Goldman Sachs regarding a potential engagement to assist the Company with its consideration of various strategic alternatives, including potential engagement terms. At the conclusion of the meeting, it was the consensus of the Board that the Company should engage Goldman Sachs as its financial advisor pending satisfactory review of its engagement letter.
On September 16, 2016, representatives of Parent and Valassis attended in-person meetings at the Company’s corporate offices in Morrisville, North Carolina with Mr. Epperson, Mr. Schomber, Mr. Alvey and other representatives of senior management of the Company. The representatives of the Company made a presentation regarding the Company’s business and strategy and responded to follow-up questions. In the weeks following the meeting, representatives of the Company provided supplemental financial and operating information requested by Parent and Valassis.
Later on September 16, 2016, the Board held a telephonic meeting, which also included Mr. Schomber and representatives of GDSVF&H, at which Mr. Epperson reported on the management meeting and status of discussions with Parent. The Board also discussed the importance of the Company’s continued focus on executing its standalone business plan and deepening its relationships with key strategic partners.
On September 26, 2016, Mr. Epperson and Mr. Taibi held a telephonic meeting, during which Mr. Taibi made no reference of price per share but indicated that the valuation framework that Parent believed relevant would likely value the Company’s enterprise value in a range of approximately one times net revenue. Later that day, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H. Mr. Epperson reported on the Company’s continued discussions with Parent and informed the Board of what Mr. Taibi had told Mr. Epperson about Parent’s initial indication of its valuation of the Company. It was the consensus of the Board that the Company should continue the discussion with Parent while approaching other market participants to determine their interest in discussing a potential strategic transaction with the Company while it continued to consider the Company’s strategic alternatives, subject to further discussion with representatives of Goldman Sachs and the Board determining which market participants to contact. The Board also discussed a draft of an engagement letter from Goldman Sachs and received a verbal presentation regarding its fiduciary duties in connection a potential strategic transaction from GDSVF&H.
At a telephonic meeting of the Board on September 27, 2016, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H, the Board approved entering into the Goldman Sachs engagement letter and discussed holding a subsequent meeting at which representatives of Goldman Sachs could review its preliminary financial analyses of the Company and the Company’s strategic alternatives.
On September 30, 2016, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H and Goldman Sachs. The representatives of Goldman Sachs reviewed its preliminary financial analyses of the Company and reviewed possible next steps the Company could take to explore potential strategic transactions, including the potential outreach representatives of Goldman Sachs could conduct with a specified list of other market participants and asking Parent to provide a written indication of interest. The representatives of Goldman Sachs discussed a list of market participants that could potentially be interested in a strategic transaction with the Company and that could be contacted as part of an outreach process. The representatives of GDSVF&H discussed with the Board its fiduciary duties in connection with a potential strategic transaction. Following discussion it was the sense of the Board that the valuation range communicated by Parent would not adequately reflect the value of the Company. At the conclusion of the meeting, it was the consensus of the Board that management should continue its discussions with Parent regarding a potential strategic transaction, including requesting that Parent provide a written indication of interest, communicating to Parent the sense of the Board that the valuation framework communicated by Parent would not adequately reflect the value of the Company and inviting Parent to engage in further due diligence to determine if it could improve its valuation. It was also the consensus of the Board that representatives of Goldman Sachs should initiate outreach to each of the other market participants specified in the meeting, as well as others to be selected by senior management in consultation with Goldman Sachs, to determine whether they would be interested in pursuing a strategic transaction with the Company.
On October 3, 2016, Mr. Epperson and Mr. Taibi held a telephonic meeting at which Mr. Epperson shared the views of the Board concerning a potential strategic transaction with Parent from its September 30, 2016 meeting. At the conclusion of the conversation they agreed to continue discussions between the parties.
On October 4, 2016, the Company executed an engagement letter formally retaining Goldman Sachs as the Company’s financial advisor.
On October 7, 2016, the Company received a non-binding written indication of interest from Parent expressing an interest in acquiring the Company for cash at an enterprise value of between $95 million and $105 million, subject to the satisfaction of certain conditions, based on certain assumptions (including with respect to capitalization, cash, debt and debt-like items), and subject to further due diligence (the “Initial Proposal”). There were no financing contingencies associated with the Initial Proposal. The Initial Proposal included a request for a binding obligation to negotiate exclusively with Parent and its affiliates for a period of time. Following receipt of the Initial Proposal, Mr. Epperson sent the Initial Proposal to the Board for its consideration.
Between October 10, 2016 and November 29, 2016, at the instruction of the Board, representatives of Goldman Sachs contacted 37 market participants (other than Parent) to determine whether they would be interested in pursuing a strategic transaction with the Company. Three of such market participants signed confidentiality agreements with the Company to enable further due diligence and discussions between the parties. Each of these market participants conducted due diligence, including discussions with and presentations from the Company’s management on October 26 and 27, 2016. None of these three market participants, however, provided the Company with an oral or written indication of interest, citing, for example, a lack of strategic fit and a hesitancy to invest in the Company’s industry segment.
On October 13, 2016, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H and Goldman Sachs. The representatives of Goldman Sachs provided an update regarding their outreach with other market participants, undertaken at the instruction of the Board, including their respective responses and additional outreach that was underway. Representatives of Goldman Sachs reviewed its preliminary financial analyses of the Company and the Initial Proposal and Mr. Epperson and the representatives of Goldman Sachs reviewed the Company’s potential response to the Initial Proposal. The Board considered the relative benefits and risks of the Company’s strategic alternatives, including continuing to execute on the Company’s business plan as a stand-alone company. At the conclusion of the meeting the Board instructed management and the representatives of Goldman Sachs to continue the outreach process and to respond to Parent regarding the Initial Proposal, including communicating to Parent the sense of the Board that the proposed offer price in the Initial Proposal did not adequately reflect the value of the Company and inviting Parent to engage in further due diligence to determine if it could improve its proposal.

On October 14, 2016, Mr. Epperson held a telephonic meeting with Mr. Taibi in which he shared the views of the Board from the October 13, 2016 Board meeting. Mr. Taibi indicated to Mr. Epperson that Parent would be unwilling to commit additional time and resources to exploring a transaction absent an understanding of the price at which the Board would be willing to transact.
On October 20 and October 24, 2016, at the instruction of the Board, representatives of Goldman Sachs held telephonic meetings with a representative of Parent to discuss feedback on the Initial Proposal, including that the Board did not view the proposed offer price in the Initial Proposal as adequately reflecting the value of the Company and inviting Parent to engage in further due diligence to determine if it could improve its proposal significantly. The representative of Parent indicated to representatives of Goldman Sachs that Parent believed its initial offer was fair and represented a significant premium and that Parent would not be willing to increase its offer significantly.
On November 16, 2016, at the instruction of the Board, representatives of Goldman Sachs held a telephonic meeting with Mr. Taibi to discuss potential next steps the parties could take in connection with a potential transaction. Mr. Taibi again indicated that Parent would not be willing to increase the price significantly.
At a telephonic meeting of the Board on November 29, 2016, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H and Goldman Sachs, Mr. Epperson discussed the status of discussions with Parent regarding a potential strategic transaction, including that Parent had not responded to the conversations he and the representatives of Goldman Sachs had with them in October and November 2016. The representatives of Goldman Sachs provided the results of their market outreach efforts, including that 35 of the 37 market participants (including one who had signed a confidentiality agreement) contacted had declined to proceed and that the remaining two market participants (who also signed confidentiality agreements) were also likely to decline to proceed. The Board discussed the Company’s strategic alternatives including, among others, continuing to pursue its current business plan, acquiring other businesses or technologies, and continuing discussions with Parent regarding a potential strategic transaction, including the relative benefits and risks of the alternatives. At the conclusion of the meeting, it was the consensus of the Board that, given Parent’s lack of response to the conversations with Mr. Epperson and the representatives of Goldman Sachs in October and November 2016, Parent did not appear to be interested in pursuing a transaction with the Company at the present time, that in light of the lack of interest from Parent and the feedback from the 37 market participants, the Company should continue to pursue its current business plan, and that the Company should continue its discussions with Parent if Parent expressed an interest in conducting further due diligence that would allow it to improve its Initial Proposal. As these discussions had not resulted in a transaction between the parties, discussions between the parties regarding a potential transaction terminated in November 2016. There were no further discussions between the parties regarding a potential transaction between the November 29, 2016 Board meeting and May 2017.
At various in-person and telephonic meetings of the Board during the first half of 2017, the Board continued to discuss the Company’s strategy, financial results, products and new product offerings, and potential strategic initiatives.
In May 2017, Mr. Taibi and Mr. Epperson corresponded by electronic mail to set up a telephonic meeting.
The telephonic meeting between Mr. Taibi and Mr. Epperson took place on June 5, 2017, at which Mr. Taibi expressed Parent’s interest in restarting the discussions Parent and the Company had in 2016 regarding a potential strategic transaction.
At a telephonic meeting of the Board on June 12, 2017, which also included representatives of GDSVF&H, Mr. Epperson updated the Board on his telephone conversation with Mr. Taibi and the possibility of engaging in renewed discussions with Parent regarding a potential strategic transaction. The Board discussed the various strategic alternatives available to it, including continuing to execute on the Company’s business plan as a stand-alone company and pursuing a strategic transaction with Parent, as well as the relative benefits and risks of the alternatives. The Board also discussed the advisability of instructing representatives of Goldman Sachs to simultaneously contact a targeted group of market participants other than Parent to determine whether they would be interested in pursuing a strategic transaction with the Company. After discussion, the Board believed that in light of the lack of interest in acquiring the Company expressed by other market participants during the outreach process conducted by representatives of Goldman Sachs in October and November 2016 at the instruction of the Board, the potential benefits of more broadly based outreach were outweighed by risks regarding confidentiality and delay and disruption to further discussions with Parent. The representatives of GDSVF&H discussed the Board’s fiduciary duties in connection with a potential strategic transaction. At the conclusion of the meeting, it was the consensus of the Board that management should restart its discussions with Parent regarding a potential strategic transaction and that representatives of Goldman Sachs should begin to contact a targeted group of market participants other than Parent selected by senior management in consultation with Goldman Sachs.

After the June 12, 2017 Board meeting, the Company’s senior management held follow-up conversations with representatives of Goldman Sachs regarding various transaction process planning matters, including regarding outreach to other market participants, the due diligence and negotiation process with Parent and the information to be used by Goldman Sachs to conduct financial analyses of the Company and any acquisition proposals that Parent or other market participants might make.
On June 13 and 14, 2017, Mr. Epperson met with Mr. Taibi and Paul Meister, the President of M&F, in New York City. The parties provided each other with a business update, and Mr. Epperson shared the Board’s expectation that any offer from Parent to acquire the Company should be at a substantial premium to the market price per share of the Company’s stock on the Nasdaq and the market price per share at the time of announcement of a transaction.
On June 27, 2017, Mr. Epperson, Mr. Schomber, Mr. Alvey and other members of senior management held additional meetings to discuss the Company’s business, products and strategy with Mr. Taibi, Mr. Meister and representatives of Parent and Valassis at M&F’s offices in New York City.
Between June 29, 2017 and August 15, 2017, at the instruction of the Board, representatives of Goldman Sachs contacted six other market participants to determine their level of interest. Each of these market participants were among the 37 market participants that had been contacted in October and November 2016 and were believed by senior management, in consultation with Goldman Sachs, to be the most likely of such 37 market participants to show interest in a strategic transaction with the Company. One of these six market participants, whose previously signed confidentiality agreement was still in effect, conducted due diligence, including discussions with and presentations from the Company’s management, in July 2017, but did not provide the Company with an oral or written indication of interest.
On July 6, 2017, Mr. Epperson met with Mr. Taibi and Victor Nichols, CEO of Parent, to further discuss the Company’s business, products and strategy at the Company’s corporate offices in Morrisville, North Carolina. In the meeting, Mr. Epperson reiterated the Board’s expectation that any offer from Parent to acquire the Company should be at a substantial premium to the current market price per share of the Company’s stock on the Nasdaq and the market price per share at the time of announcement of a transaction. Mr. Taibi indicated that Parent would submit a written indication of interest.
On July 7, 2017, the Company received a non-binding written indication of interest from Parent expressing an interest in acquiring the Company at an enterprise value of $113 million in cash (which the letter stated implied a per-share purchase price of $13.49), based on certain assumptions (including with respect to capitalization, cash, debt, and debt-like items), and subject to further due diligence (the “July 7 Proposal”). There were no financing contingencies associated with the July 7 Proposal. The July 7 Proposal requested a binding obligation to negotiate exclusively with Parent and its affiliates for a period of time.
Later on July 7, 2017, the Board held a telephonic meeting, which also included Mr. Schomber, Mr. Alvey and other members of senior management and representatives of GDSVF&H. Mr. Epperson discussed the July 7 Proposal and indicated that the representatives of Goldman Sachs would review it and provide Goldman Sachs’ preliminary financial analyses of the Company and the July 7 Proposal at a subsequent meeting.
The Board held a telephonic meeting on July 10, 2017, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H and Goldman Sachs. The representatives of Goldman Sachs reviewed its preliminary financial analyses of the Company and the July 7 Proposal and the Company’s potential response. The representatives of Goldman Sachs also discussed the status of the outreach to the six other market participants undertaken at the instruction of the Board. The Board discussed the July 7 Proposal and considered the relative benefits and risks of the Company’s strategic alternatives, including continuing to execute on the Company’s business plan as a standalone company. At the conclusion of the meeting the Board instructed management to communicate to Parent that the July 7 Proposal did not adequately reflect the value of the Company, and therefore, the Board rejected the July 7 Proposal, and instructed the representatives of Goldman Sachs to continue the outreach to the six other market participants as discussed at the meeting.
Later on July 10, 2017, Mr. Epperson communicated by electronic mail with Mr. Taibi the Board’s view that the July 7 Proposal did not adequately reflect the value of the Company and rejected the July 7 Proposal.
In a telephonic meeting on July 20, 2017 with Mr. Epperson, Mr. Meister indicated that Parent would be willing to consider advancing the discussion of a potential transaction, and the parties agreed to continue discussions regarding such a transaction.
On July 19, 2017, a private equity firm that we refer to as Participant A sent an electronic mail to Mr. Epperson expressing an interest in learning more about the Company and exploring ways to work together with the Company.

Participant A signed a confidentiality agreement with the Company on July 25, 2017 to enable further due diligence and discussions between the parties.
On July 21, 2017, the Company received a revised non-binding written indication of interest from Parent expressing an interest in acquiring the Company at a per-share purchase price of between $14.00 and $14.60 in cash, based on certain assumptions (including with respect to capitalization, cash, debt, and debt-like items), and subject to further due diligence (the “July 21 Proposal”). The Company noted that the per-share purchase price range in the July 21 Proposal implied an enterprise value of between approximately $116 million and $121 million. There were no financing contingencies associated with the July 21 Proposal and it did not request a binding obligation to negotiate exclusively with Parent and its affiliates for a period of time. The July 21 Proposal indicated that during a two-phased due diligence process, which Parent was prepared to commence immediately, Parent expected the parties would agree on a mutually acceptable final price within the proposed enterprise value range and enter into a period of exclusive negotiations during the second phase.
The Board held a telephonic meeting on July 23, 2017, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H and Goldman Sachs. Mr. Epperson updated the Board on the status of the continuing discussions with Parent and discussed the July 21 Proposal. The representatives of Goldman Sachs reviewed its preliminary financial analyses of the Company and the July 21 Proposal and updated the Board on the status of their outreach with the six other market participants undertaken at the instruction of the Board. The Board discussed the July 21 Proposal, including the two-phased diligence approach proposed, and considered the relative benefits and risks of the Company’s strategic alternatives, including continuing to execute on the Company’s business plan as a stand-alone company. At the conclusion of the meeting, it was the consensus of the Board that the Company should indicate to Parent its willingness to engage in the process outlined in the July 21 Proposal regarding a potential strategic transaction, including permitting Parent to engage in further due diligence, and that representatives of Goldman Sachs should continue their outreach to the six other market participants. The Board also instructed GDSVF&H to provide a draft merger agreement to Parent.
On July 23, 2017, Mr. Epperson sent an electronic mail to representatives of Parent indicating that the Board had convened with its advisors and was willing to follow the process outlined in the July 21 Proposal.
On July 25, 2017, the Company sent a draft merger agreement prepared by GDSVF&H to Parent contemplating a transaction effected through a tender offer followed by a short-form merger under Section 251(h) of the DGCL if, prior to the expiration of the offer period, the Company’s stockholders tendered shares representing more than 50% of the then outstanding shares of the Company’s common stock and such tendered shares have been irrevocably accepted for exchange and received by the depositary for the tender offer.
On July 26, 2017, the Board held a telephonic meeting, which also included representatives of GDSVF&H. Mr. Epperson updated the Board on the status of the continuing discussions with Parent and other market participants.
On July 28, 2017, Mr. Epperson held several telephonic meetings with a managing director and vice president of Participant A to discuss the Company’s business, products and strategy and to discuss the process of further determining whether a strategic transaction between the parties was possible. Among other things, Mr. Epperson indicated that the Company had received an offer from another market participant to acquire the Company and that Participant A would need to act quickly if it was interested in pursuing a strategic transaction with the Company.
On July 31, 2017, Mr. Epperson held additional telephonic meetings with a vice president of Participant A to discuss the Company’s business, products and strategy.
On July 31, 2017, the Company received a non-binding written indication of interest from Participant A expressing an interest in acquiring the Company at a price of $11.50 per share in cash (which the Company noted implied an enterprise value of approximately $102 million), based on certain assumptions (including with respect to capitalization) and subject to customary due diligence, which Participant A was prepared to start immediately, and a mutually satisfactory definitive agreement (the “Participant A Proposal”).
On August 1 and 2, 2017, Mr. Epperson, Mr. Schomber, Mr. Alvey and other members of senior management held additional meetings to discuss the Company’s business, products and strategy with Mr. Taibi, Mr. Nichols and other representatives of Parent and Valassis at a hotel near the Company’s offices in Morrisville, North Carolina.
On August 3, 2017, representatives of Kirkland & Ellis LLP (“K&E”), legal counsel to Parent, provided comments to the draft merger agreement, and between that date and August 27, 2017, representatives of GDSVF&H and representatives of K&E negotiated the Merger Agreement on behalf of the Company and Parent, respectively. The negotiations focused, among other things, on the circumstances under which the Merger Agreement could be terminated, the circumstances in which termination fees would be payable, and the nature and scope of the Company non-solicitation obligations, including the ability of the Company to accept an unsolicited acquisition proposal that would be financially superior to the offer from Parent. During this time the representatives of K&E provided drafts of, and the representatives of GDSVF&H facilitated the negotiation between Madrona Venture Group (“Madrona”), Trinity Ventures (“Trinity”) and Mr. Epperson, on the one hand, and K&E and Parent, on the other hand, of the Support Agreement, under which Madrona, Trinity and Mr. Epperson (each of whom was a significant stockholder of the Company) would agree with Parent to commit to the Offer and Merger and agree to tender their shares in the Offer, and the negotiation between certain executive officers, on the one hand, and K&E and Parent, on the other hand, of the Restrictive Covenant Agreements, under which such executive officers would agree with the Company and Parent to certain non-compete, non-solicitation, non-disparagement and confidentiality provisions. The Company, Madrona, Trinity, Mr. Epperson and executive officers understood that the Support Agreement and Restrictive Covenant Agreements were a condition to, and contingent upon, the Merger Agreement being approved by the Board and agreed to enter into such agreements only upon such approval.
The Board held a telephonic meeting on August 6, 2017, which also included Mr. Schomber, Mr. Alvey and representatives of GDSVF&H and Goldman Sachs. Mr. Epperson updated the Board on the status of the continuing discussions with Parent and discussed the Participant A Proposal. The representatives of Goldman Sachs reviewed its preliminary financial analyses of the Company and the Participant A Proposal with the July 21 Proposal and the July 7 Proposal. The representatives of Goldman Sachs also updated the Board on the status of their outreach with the six other market participants undertaken at the instruction of the Board. The representatives of GDSVF&H reviewed the key open points in the Merger Agreement, and the members of the Board asked questions and provided their views on the open points. At the conclusion of the meeting, it was the consensus of the Board that management should continue its discussions with Parent and Participant A and that GDSVF&H should provide a revised draft merger agreement to Parent consistent with the terms discussed at the meeting.
On August 6, 2017 and August 9, 2017, the Compensation Committee of the Board held telephonic meetings which also included the other members of the Board as well as representatives of GDSVF&H at which various matters regarding employee and executive compensation and retention in connection with a potential transaction were discussed, including the potential acceleration of vesting of Company Options and Company RSUs under certain circumstances in connection with a potential transaction (for non-continuing employees, pursuant to the Company’s Change in Control policy, or for continuing employees, on a discretionary basis as compensation for the proposed cancellation of all unvested Company Options and Company RSUs as part of the Transactions and recognition of their contributions to building the business of the Company) and potential lump-sum cash bonuses payable to certain limited employees of the Company contingent upon the completion of a potential transaction (in order to incentivize such employees to remain with the Company until closing in light of their critical operational roles in facilitating the Transactions and recognize the contributions of such employees in facilitating the Transactions).
On August 9, 2017, the Company received a further revised non-binding written indication of interest from Parent expressing an interest in acquiring the Company at an enterprise value of approximately $118 million in cash (which the letter stated implied a per-share purchase price of $14.00 per share), based on certain assumptions (including with respect to capitalization, cash, debt, and debt-like items), and subject to further due diligence (the “August Proposal”). There were no financing contingencies associated with the August Proposal. The August Proposal requested a binding obligation to negotiate exclusively with Parent and its affiliates until August 28, 2017.
On August 9-10, 2017, the managing director, vice president and other representatives of Participant A held telephonic meetings and attended in-person meetings at the Company’s corporate offices in Morrisville, North Carolina with Mr. Epperson, Mr. Schomber, Mr. Alvey and other representatives of senior management of the Company. The representatives of the Company made presentations regarding the Company’s business and strategy and responded to follow-up questions. Mr. Epperson reminded the representatives of Participant A that the Company had received an offer from another market participant to acquire the Company and that Participant A would need to act quickly if it was interested in pursuing a strategic transaction with the Company.
On August 11, 2017, the Board held a telephonic meeting to discuss the terms of the August Proposal. Also present at the meeting were Mr. Schomber, Mr. Alvey and representatives of GDSVF&H and Goldman Sachs. Management and the representatives of GDSVF&H each shared their views of the terms of the August Proposal, including the obligation to negotiate exclusively with Parent and its affiliates until August 28, 2017, and representatives of Goldman Sachs reviewed its preliminary financial analyses of the Company and the August Proposal. The Board asked questions and discussed the August Proposal. Mr. Alvey discussed with the Board a letter provided by Goldman Sachs to the Company on August 8, 2017 listing, among other things, certain engagements in connection with which Goldman Sachs has provided financial advisory and/or underwriting services to a portfolio company of M&FH, Participant A and certain portfolio companies thereof, and portfolio companies of Madrona, a significant shareholder of the Company. This letter also indicated that none of Goldman Sachs' Investment Banking Division, funds in which Goldman Sachs' Investment Banking Division had any direct debt, equity, equity or credit derivatives or convertible instruments (collectively, “Investments”), or funds managed by Goldman Sachs' Merchant Banking Division (which Division operates on the private side of the firm's informational wall, as further described in said letter) owned any Investments in M&FH, Trinity, Madrona, any respective subsidiary thereof, or, if applicable, any respective funds managed thereby. The consensus of the Board was that such engagements would not interfere with the ability of Goldman Sachs to act as financial advisor to the Company in the present transaction. At the conclusion of the meeting, it was the consensus of the Board that management should continue negotiations of the August Proposal with Parent on the terms discussed at the meeting.
On August 15, 2017, the Board held a telephonic meeting to discuss the terms and status of negotiations of the August Proposal. Also present at the meeting were Mr. Schomber, Mr. Alvey and representatives of GDSVF&H, who reviewed the final terms of the August Proposal as negotiated. The Board asked questions and discussed the August Proposal, including the obligation to negotiate exclusively with Parent and its affiliates until August 28, 2017. The Board noted that the Participant A Proposal was inferior, from a proposed price per share perspective, to the August Proposal; that Participant A was only beginning its due diligence process while Parent’s due diligence process was substantially complete; and that the Company had substantially negotiated a draft merger agreement with Parent while it and Participant A had not begun to exchange drafts of a merger agreement; and that the outreach process that representatives of Goldman Sachs conducted at the instruction of the Board had not yielded any proposal from any such other market participants contacted. Given these factors, the Board concluded that executing the August Proposal, including the obligation to negotiate exclusively with Parent and its affiliates until August 28, 2017, was appropriate. Following discussion, the Board unanimously approved the execution of the August Proposal. Later on August 15, 2017, Parent and the Company executed the August Proposal.
Parent’s due diligence process with the Company continued from August 15, 2017, through the signing of the Merger Agreement.
Mr. Alvey informed Participant A on August 17, 2017 that the Company had entered into a period of exclusive negotiations with another potential buyer and could not communicate further regarding a potential transaction during such exclusivity period.
On August 25, 2017, the Board held a telephonic meeting to discuss the terms and status of the proposed transaction. Also present at the meeting were Mr. Schomber, Mr. Alvey and representatives of GDSVF&H. The representatives of GDSVF&H reviewed the remaining open points in the Merger Agreement and Support Agreement, and the members of the Board asked questions and discussed the open points as well as the Offer and Merger. At the conclusion of the meeting, it was the consensus of the Board that management should continue negotiations with Parent on the terms discussed at the meeting.
From August 25, 2017, until the evening of August 26, 2017, representatives of GDSVF&H and K&E and the managements of the Company and Parent continued to negotiate the Merger Agreement, and GDSVF&H facilitated the negotiation with K&E and Parent of the Support Agreement and the form of Restrictive Covenant Agreement. As part of these negotiations and as a result of Parent’s due diligence of the Company’s anticipated capitalization at closing of the transaction and certain debt-like items, the parties agreed upon a final price for the Offer of $13.86 per share, which the Company noted implied the same enterprise value of approximately $118 million as in the August Proposal. Negotiations regarding the Support Agreement focused on the request of Parent that in the event the Company terminates the Merger Agreement to accept an unsolicited acquisition proposal that is financially superior, each of Madrona, Trinity and Mr. Epperson would agree to pay to Parent 50% of the difference between the price per share in the superior proposal and that in the Offer. Representatives of GDSVF&H had previously attempted to remove such provision in its entirety but were informed by representatives of K&E that Parent believed such provision was a critical component of Parent’s proposal to acquire the Company and Parent was not willing to remove such provision. Following negotiation, the parties ultimately reached a compromise that such percentage be set at 40%.
On the evening of August 26, 2017, the Board convened a telephonic meeting at which all directors were present to consider the Merger Agreement, which included a purchase price of $13.86 per share. Also present at the meeting were Mr. Schomber, Mr. Alvey and representatives of GDSVF&H and Goldman Sachs. Representatives of GDSVF&H reviewed for the Board the fiduciary duties of directors and material matters to be considered when deciding to approve the sale of a Delaware corporation. Representatives of GDSVF&H then discussed with the Board the material terms of the Merger Agreement. Representatives of Goldman Sachs reviewed its financial analyses. Goldman Sachs then rendered its oral opinion to the Board, subsequently confirmed in a written opinion, dated as of August 27, 2017, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $13.86 in cash per

Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described in “Item 4.-The Solicitation or Recommendation-Opinion of Goldman Sachs.” During these presentations, the members of the Board asked questions and discussed the Offer and Merger. Representatives of GDSVF&H then reviewed and discussed with the Board the proposed Board resolutions regarding the transaction. The Board then had further discussion of the factors relating to the Offer and Merger, which are more fully described in “Item 4.-The Solicitation or Recommendation-Reasons for the Recommendation of the Board,” and at the conclusion of these discussions, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and holders of Company Shares, (ii) approved the execution, delivery and performance of the Merger Agreement and approved the Offer and Merger, and (iii) recommended that the holders of Company Shares accept the Offer and tender Company Shares to Purchaser pursuant to the Offer. Following the meeting of the Board, representatives of GDSVF&H notified representatives of K&E that the Merger Agreement had been approved by the Board.
From the evening of August 26, 2017, until the evening of August 27, 2017, representatives of GDSVF&H and K&E and the managements of the Company and Parent negotiated the final points of the disclosure schedules to the Merger Agreement, and GDSVF&H facilitated the final negotiation with K&E and Parent of the Support Agreement, and each Restrictive Covenant Agreement. On the evening of August 27, 2017, the Company and Parent executed the Merger Agreement; Parent, Purchaser and the Company stockholders party thereto executed the Support Agreement; and Parent, Purchaser, the Company and certain executive officers executed each respective Restrictive Covenant Agreement.
On August 28, 2017, prior to the opening of trading on the Nasdaq, the Company and Valassis issued a joint press release announcing the execution of the Merger Agreement.
Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, the Board consulted with the Company’s senior management, legal advisors at GDSVF&H and financial advisors at Goldman Sachs and considered, analyzed and relied upon a wide and complex range of factors. Based on these consultations, considerations, analyses, and the factors and the opinion of Goldman Sachs discussed below, the Board unanimously determined that entering into the Merger Agreement would yield the highest value reasonably available for the Company’s stockholders and is fair to and in the best interests of the Company’s stockholders.
In making its determination and recommendation of the Offer and other Transactions to the Company’s stockholders, the Board considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):
Financial Condition, Prospects and Strategic Alternatives. The Board considered the current and historical financial condition and results of operations of the Company, as well as the strategic objectives and future prospects for the Company if it were to remain an independent company. The Board reviewed the Company’s current financial operating plan, including the risks and uncertainties associated with executing upon and achieving the plan. The Board considered current conditions and developments in the advertising technology industry, the Company’s competitive position in the industry and strategic alternatives available to the Company. The Board discussed the possibility of remaining an independent company (as further described in the below bullet), as well as the possibility of other strategic partners making an offer to acquire the Company, including the range of potential benefits to the Company’s stockholders of such alternatives and the timing and likelihood of achieving the goals of such alternatives. The Board determined that the Offer and other Transactions maximized stockholder value and represented the best alternative reasonably available to stockholders, and that those alternatives would not be reasonably likely to present superior opportunities for creating greater value for the stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.
•Ability to Remain Independent. The Board considered the ability of the Company to remain independent and the risks and costs associated with doing so, including:
•Competitive Risks. The Board considered the Company’s competitive position in the advertising technology industry and competitive risks, including increasing prevalence of competitors to the Company’s core business, particularly the MaxPoint Intelligence Platform. The Board also considered the increasingly competitive and complex business intelligence and digital marketing environment, the future state of that environment, and the prospect that the Company could continue to stay competitive in that future environment.

•Product Development and Regulatory Risks. The Board considered the status of the Company’s current and future product offerings, including the degree of differentiation of such product offerings, the stage of development of new product offerings, the risk of failure of certain product offerings (such as Customer Catalyst and PathPoint) to gain market acceptance and profitability, and the difficulties associated with maintaining strong profitable growth.
•Cost of and Need for Additional Capital. The Board considered the Company’s financial position, anticipated revenue and operating expenses (including sales and marketing, research and development and general and administrative expenses) and the potential need for additional financing in order to continue operating its business. The Board considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and the potential cost of capital, including the associated substantial dilution to the Company’s existing stockholders.
•The Board considered certain other factors pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017.
•Results of Processes Conducted. The Board considered the results of the two outreach processes conducted by representatives of Goldman Sachs on behalf of the Company at the instruction of the Board. The Board noted (i) that during 2016, at the instruction of the Board, representatives of Goldman Sachs had contacted 37 other market participants besides Parent to determine whether they would be interested in pursuing a strategic transaction with the Company, (ii) that only three of such market participants conducted due diligence and received management presentations, and (iii) that ultimately none of such market participants provided the Company with an oral or written indication of interest. The Board noted (i) that during 2017, at the instruction of the Board, representatives of Goldman Sachs had contacted six other market participants besides Parent to determine whether they would be interested in pursuing a strategic transaction with the Company, (ii) that only Participant A and one of such other market participants conducted due diligence and received management presentations, and (iii) that ultimately only Participant A submitted a written indication of interest, which was for a price per share lower than the Offer Price. The Board further noted that while the confidentiality agreements entered into with certain of the market participants contained standstill provisions and provisions prohibiting the request of a waiver of standstill obligations under such confidentiality agreements, such provisions would terminate upon the announcement by the Company of its entry into the Merger Agreement and hence no market participant previously contacted would be prohibited from making a transaction proposal to the Company if it wishes to do so.The Board considered the possibility that Parent would withdraw its proposal to acquire the Company if the Company delayed proceeding with Parent in order to continue to pursue a sale of the Company to another party. Based on the results of the foregoing processes, the Board believed that the price offered by Parent was the highest that was reasonably attainable.
Premium to Market Price. The Offer Price to be paid by Purchaser would provide the Company’s stockholders with the opportunity to receive a significant premium over the current market price of the Shares. The Board reviewed the current and historical market prices with respect to the Shares, including the fact that the Offer Price represents:

•	a 152% premium over the closing price of the Shares on Nasdaq on August 25, 2017, the closing price on the trading day before the Merger Agreement was executed;

•	a 137% premium over the volume-weighted average price at which the Shares traded on Nasdaq during the 1-month period preceding the date of the Merger Agreement;

•	a 121% premium over the volume-weighted average price at which the Shares traded on Nasdaq during the 2-month period preceding the date of the Merger Agreement; and

•	a 111% premium over the volume-weighted average price at which the Shares traded on Nasdaq during the 3-month period preceding the date of the Merger Agreement.
Opinion and Financial Analyses of Goldman Sachs. Goldman Sachs’ oral opinion rendered to the Board on August 26, 2017, subsequently confirmed in a written opinion, dated as of the date of the Merger Agreement, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $13.86 in cash per Share to be paid to the holders (other than HCH and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, and Goldman Sachs’ financial analyses, as more fully described in the section entitled “Item 4.-The Solicitation or Recommendation-Opinion of Goldman Sachs.”

Cash Consideration. The Board considered that the form of consideration to be paid to the Company’s stockholders in the Offer and the Merger was all-cash and considered the certainty of value and immediate liquidity associated with such cash consideration, while eliminating the effect of long-term business and execution risk.
Likelihood of Closing. The Board concluded that the Offer and Merger would likely be consummated in an orderly manner as a result of a number of factors, including (i) the significant premium over the market price of the Shares and certainty of value to the Company’s stockholders offered by Purchaser, (ii) the business reputation of Parent and willingness of Parent to consummate the Offer, (iii) Parent’s recent track record of completing acquisition transactions, (iv) the reasonable and customary nature of the conditions to the Offer and Merger, and (v) the remedies available to the Company under the Merger Agreement in the event of various breaches by Parent.
The Board considered that Parent has committed debt financing to consummate the Offer and Merger. Parent received an executed debt commitment letter from affiliated entities of a major commercial bank with significant experience in similar lending transactions and a strong reputation for honoring the terms of such commitment letter, which, in the reasonable judgment of the Board, increases the likelihood of such debt financing being completed.
The Board considered that Parent is required to use reasonable best efforts to cause the lenders who are party to such debt commitment letter to fund the debt financing at the date of the acceptance of the validly tendered Shares for payment, upon the satisfaction of the conditions to the financing. The limited number and nature of the conditions to funding set forth in the debt commitment letter and the expectation that such conditions will be timely met and the financing will be provided in a timely manner increase the likelihood the Offer will be consummated.
The Board considered that, provided the conditions to the Offer and Merger are satisfied, the Company will receive a termination fee of $5,313,000 in certain circumstances where the Offer and Merger are not consummated due to Parent not having received its committed debt financing. If such committed debt financing has been funded and Parent and Purchaser fail to complete the Offer and Merger, then provided the conditions to the Offer and Merger are satisfied, the Company may seek the remedy of specific performance to cause Parent and Purchaser to consummate the Offer and Merger.
Speed of Closing. The Board considered the structure of the proposed acquisition of the Company as a tender offer for all outstanding Shares, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered the anticipated timing of the consummation of the Offer and Merger and concluded that, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, the Offer would allow the Company’s stockholders to receive the consideration in a relatively short timeframe. The Board also determined that such a relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business during the pendency of the Offer.
Merger Agreement. The Board considered the terms and conditions of the Merger Agreement, including:
Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting any acquisition proposal, the Merger Agreement does permit the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal), (i) to furnish information with respect to the Company to a person making such unsolicited acquisition proposal and (ii) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal.
Right to Accept Superior Proposals. In the event the Company receives a superior proposal, the Board may withdraw or change its recommendation in favor of the Offer and terminate the Merger Agreement if the Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law. In order for the Board to withdraw its recommendation in connection with a superior proposal, the Board must first provide Parent with a right to make, and to meet with the Company to negotiate one or more, counterproposals to the superior proposal. If the Board terminates the Merger Agreement in order to accept a superior proposal, the Company must concurrently pay Parent a termination fee of $3,864,000 in cash.

Change in Recommendation for an Intervening Event. If a specified intervening event, as defined in the Merger Agreement, occurs, the Board may withdraw or change its recommendation in favor of the Offer if the Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law. In order for the Board to withdraw or change its recommendation in connection with such an intervening event, the Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate adjustments to, the Merger Agreement that would obviate the need for the Board to withdraw or change its recommendation. In the event that the Board withdraws or changes its recommendation in connection with an intervening event, Parent may terminate the Merger Agreement, in which case the Company must pay Parent a termination fee of $3,864,000 in cash following such termination.
Termination Fee. The Board considered the fact that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by the Company to accept and enter into a definitive agreement with respect to superior proposal, the Company would be obligated to pay Parent a termination fee of $3,864,000. The Board was of the view that this termination fee was comparable to termination fees in transactions of a similar size, was reasonable in light of the bidding and negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself, and was a material inducement for Parent to enter into the Merger Agreement. The Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in the Company and financial resources sufficient to consummate an alternative acquisition transaction with the Company, were one to emerge, from making a competing proposal for the Company and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to the Company’s stockholders than the Offer.
Conditions to the Completion of the Transactions. The Board considered the limited conditions to Purchaser’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer, including the condition that there not have occurred a change or event that would constitute a material adverse effect with respect to the Company. The Board considered the fact that specified changes or events would be excluded from the determination whether the Company had experienced a material adverse effect, including, generally, changes in the Company’s industry and changes or events resulting from the announcement or pendency of the Transactions.
Representations, Warranties, and Covenants. The Board considered the representations, warranties and covenants made by the Company to Parent and Purchaser, and the representations, warranties and covenants made by Parent and Purchaser to the Company. The Board considered the restrictions on its business between the date of the Merger Agreement and the closing of the Offer and the Merger.
Extension of Offer Period. The Board considered that, under specified circumstances set forth in the Merger Agreement, Purchaser could be required, or would have the option, to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived or if the debt financing is not yet completed.
Appraisal Rights. The Board considered the fact that the Company’s stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.
The Board also considered a variety of risks and other potentially negative factors relating to the Offer and the Merger in making its determination and reaching is recommendation, including the following (which factors are not necessarily presented in order of relative importance):
No Stockholder Participation in Future Growth or Earnings. The Board considered the fact that the nature of the Offer and the Merger as an all-cash transaction means that the Company’s stockholders would no longer be able to participate in any future earnings or growth of the Company or benefit from any appreciation in the value of the Company following the consummation of the Offer and the Merger, which could result, if the Company had remained independent, in future prices for the Shares in excess of the Offer Price.

Risk of Non-Consummation. The Board considered the fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the Transactions may not be completed. The Board considered the potential risks associated with a failure of the Transactions to be consummated, including (i) the extensive time and effort expended by the Company’s directors, senior management and other employees during the pendency of the proposed Offer, (ii) the significant transaction-related costs and opportunity costs incurred by the Company, (iii) the trading price for the Shares could be negatively impacted, (iv) the Company’s business could be disrupted and negatively impacted, including potential adverse effects to the Company’s continuing business relationships with customers, licensors, business partners and employees, and (v) the market’s perceptions of the Company’s prospects could be adversely affected.
Potential Inability of Parent to Obtain Debt Financing. The Board considered the possibility that Parent will be unable to obtain the debt financing from the lenders under the debt commitment letter or alternative debt financing. Without such debt financing, the closing of the Offer could be delayed or could fail to occur. The Board considered that if such closing does not occur due to the failure of Parent to obtain debt financing, the Company will generally be limited to the remedy of receiving a termination fee of $5,313,000 and will not be able to pursue specific performance from Parent or Purchaser.
Restrictions on Conduct of Business. The Board considered the limitations on the Company’s pursuit of business opportunities during the pendency of the Offer due to certain covenants contained in the Merger Agreement requiring the Company to operate its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, to comply with certain other operating restrictions. Such restrictions could delay or prevent the Company from pursuing business opportunities that may arise during the pendency of the proposed Offer and/or have a material adverse effect on the Company’s ability to respond to changing market and business conditions, in a timely manner, or at all.
Impact of Announcement on the Company. The Board considered the impact on the Company’s business of the public announcement of the proposed Offer and Merger, including the potentially negative effects that such announcement may have on the Company’s business relationships and its ability to attract and retain key management, sales, marketing, technical and other personnel while the Offer is pending, as well as the risk of litigation in connection with the Merger.
Inability to Solicit Other Takeover Proposals. The Board considered the covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.
Termination Fee. The Board considered the possibility that the $3,864,000 termination fee could potentially discourage a potential acquirer from proposing an alternative acquisition transaction that could be of greater value to the Company’s stockholders than the Offer.
Regulatory Undertaking by Parent. The Board considered that the Offer is subject to a waiting period and appropriate antitrust regulatory clearance, and that in the event of any antitrust regulatory objection to the Offer, Parent is under no duty to commence litigation to contest such objection or agree to any divestiture or other antitrust restraint in order to resolve such objection.
Interests of the Certain Persons. The Board considered the fact that the Company’s directors and officers may have financial interests in the transactions contemplated by the Merger Agreement, including the Offer, that may be different from or in addition to those of the Company’s other stockholders (such interests as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements between the Company and its Executive Officers, Directors and Affiliates”), and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement.
Negotiation of Tender and Support Agreement. The Board considered the fact that, as a material inducement for Parent to enter into the Merger Agreement, the Supporting Stockholders, who collectively held approximately 49.4% of the outstanding Shares as of August 24, 2017, entered into the Support Agreement after arms-length negotiation. The Board also considered the terms and conditions of the Tender and Support Agreement, including:

•
the fact that the Support Agreement terminates in the event that the Merger Agreement terminates, which permits the Supporting Stockholders to support a transaction involving a Superior Proposal following the termination of the Merger Agreement and payment to Parent of a termination fee of $3,864,000; and

•
in the event that MaxPoint terminates the Merger Agreement to enter into a Superior Proposal and consummates such Superior Proposal, each Supporting Stockholder shall pay to Parent 40% of the incremental difference between the price per share paid under the Merger Agreement and under the Superior Proposal.

Tax Treatment. The Board considered the fact that the cash consideration to be received by the Company’s stockholders in the Offer and Merger would be taxable to the Company’s stockholders. However, the Board noted that the all-cash nature of the consideration payable in the Transactions would provide the Company’s stockholders with adequate cash for the payment of any taxes due as a result of the Transaction.
In addition to the above, the Board considered the arrangements and possible conflicts of interest of certain the Company’s directors and officers. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”
The foregoing discussion of the Board’s reasons for its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Board in consideration of its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the particular factors considered. Instead, the Board conducted an overall analysis of the factors described above and made its determinations and recommendations based on the totality of the information reviewed. The judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors. The Board ultimately concluded that, in the aggregate, the potential benefits of the Offer and the Merger outweighed the potential risks or negative consequences of the Offer and the Merger.
For the reasons described above, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.
Certain Financial Projections.

MaxPoint's senior management does not as a matter of course issue public financial projections as to future performance or earnings beyond the then current quarter and fiscal year, or issue public financial projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of the Offer, the Merger Agreement and the Transactions, MaxPoint’s senior management prepared certain risk-adjusted financial projections that were provided to Goldman Sachs and the Board. MaxPoint approved the use of the risk-adjusted financial projections by Goldman Sachs in performing its financial analyses. In addition, in connection with the due diligence process and negotiation of the Offer, the Merger Agreement and the Transactions, MaxPoint’s senior management prepared certain financial projections that were provided to Parent. MaxPoint has included these financial projections below, subject to the following qualifications and cautionary statements.
MaxPoint management prepared the financial projections set forth below based on historical financial statements as well as a series of differing assumptions and estimates related to future results, including assumptions and estimates relating to both gross and net revenue growth, gross margin percentages, sales and marketing, research and development, and general and administrative expenses, operating leverage, stock based compensation, capital expenditures and related depreciation and amortization, and other relevant factors relating to MaxPoint’s long-range operating plan, as well as how certain of these assumptions and estimates may change over time. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the financial projections prepared by MaxPoint’s senior management.
In particular, the financial projections, while presented with numerical specificity, necessarily were based on numerous assumptions and estimates that are inherently uncertain. Because the financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, the financial projections would be affected by MaxPoint’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the financial projections were based necessarily involve subjective judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond MaxPoint’s control. The financial projections also reflect assumptions as to certain business decisions that are subject to change. As such, there can be no assurance that the financial projections will be realized or that actual results will not be significantly higher or lower than those forecasted. The inclusion of the financial projections in this Schedule 14D-9 should not be regarded as an indication that MaxPoint, the Board, Goldman Sachs, Parent, any of their respective affiliates, or any other recipient of this information considered, or now considers, the projection to be a reliable prediction of future results or any actual future events, and this information should not be relied upon as such. The inclusion of the financial projections herein should not be deemed an admission or representation by MaxPoint that they are viewed by MaxPoint as material information of MaxPoint, and in fact MaxPoint views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. No representation is made by MaxPoint or any other person to any MaxPoint stockholder regarding the financial projections or the ultimate performance of MaxPoint compared to such information.
The financial projections did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Transactions or any other effects of such terms. The financial projections were prepared solely for internal use and use by recipients of such information and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the financial projections.
The financial projections are not being included in this document to influence the decision of a MaxPoint stockholder whether to tender Shares in the Offer, but rather because the financial projections, or portions of thereof, were calculated based on information provided to the Board and Goldman Sachs, on the one hand, or Parent, on the other hand. The information from the financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding MaxPoint contained in MaxPoint’s public filings with the SEC.
All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in MaxPoint’s Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9, or MaxPoint’s other, periodic reports are not applicable to any forward looking statements made in connection with the Offer. Please refer to discussion entitled “Forward-Looking Statements” under Item 8. Additional Information.
As indicated above, MaxPoint’s future financial results may materially differ from those expressed in the financial projections due to factors that are beyond management's ability to control or predict. MaxPoint cannot assure that any of the financial projections will be realized or that its future financial results will not materially vary from the financial projections. The financial projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. They should not be utilized as public guidance and will not be provided in the ordinary course of MaxPoint’s business in the future.
In light of the foregoing factors and the uncertainties inherent in the financial projections, stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

In July 2017, MaxPoint’s senior management developed preliminary risk-adjusted financial projections for the purpose of informing and assisting the Board in evaluating acquisition proposals that may be received and for purposes of enabling Goldman Sachs to perform preliminary financial analyses.  The information contained in such risk-adjusted financial projections reflected the best estimates and judgments of MaxPoint management as of such time. In preparing these risk-adjusted financial projections, MaxPoint’s senior management focused on risks that could impact the future success of MaxPoint’s existing products and new products, including the following (which is not intended to be an exhaustive list of the risks considered by management):
•Competitive Risks. Management noted that in recent years, the advertising technology market has been increasingly dominated by a select number of large companies such as Google and Facebook that affect how customer marketing department budgets are allocated and observed that continued market share increases by these companies could have a negative impact on customer allocations to MaxPoint’s products. Management also noted increased competition against MaxPoint’s products coming from advertising agencies using their own trading desks.
•Advertising Platform Preferences. Management observed that in recent years advertising has increasingly shifted from desktop display advertising to mobile advertising and that while MaxPoint has been able to respond to such trend to date, in the future marketer and consumer preferences could dictate a shift to a different platform that MaxPoint would be less well positioned to respond to.

•Economic Risks. Management believed that a general downturn in the U.S. economy would likely result in brand holders spending less on marketing efforts, which would reduce the demand for MaxPoint’s products.
•Execution Risks. Management considered the risk that it would not be able to execute on its strategic business goals as successfully as it desired.
•Regulatory Risks. Management considered the risk that increased regulations, including for example as a result of increasingly strict privacy regulations being adopted in Europe, could reduce the demand for MaxPoint’s products and limit the Company’s potential for future growth.
In light of the various risks that MaxPoint’s senior management considered, management assumed that new products would not all be highly successful in the market, but would still achieve some degree of success. After factoring in such risks, the financial projections reflected modest gross revenue growth rates (for example, approximately 13% in 2018 and 8% in 2019), which MaxPoint’s senior management believed was consistent with both the 2017 budget prepared by management that was previously presented to the Board (which reflected revenue growth of 7% in 2017 on a risk-adjusted basis) as well as the modest revenue growth rates experienced by the Company in 2016 (approximately 6% growth compared to 2015) and the first two quarters of 2017 (approximately 7% decline compared to the first two quarters of 2016).
The preliminary risk-adjusted financial projections, as prepared by MaxPoint’s senior management, and provided to Goldman Sachs and the Board are set forth below (dollars in thousands):

	Fiscal Year Ended December 31,
	2017	2018	2019	2020
Gross Revenue	$157,700	$178,000	$192,500	$209,300
Net Revenue	$109,000	$121,000	$134,000	$148,000
Gross Profit	$87,200	$98,000	$108,500	$119,900
Adjusted EBITDA (1)	$7,100	$14,600	$21,400	$34,000

(1) The Company defines this metric as net income or loss before income taxes, interest, amortization of deferred financing costs and depreciation and amortization, adjusted to eliminate stock-based compensation expense.

Subsequently, MaxPoint’s senior management continued to discuss and refine the preliminary set of risk-adjusted financial projections. As part of this process, management concluded that it may be possible to improve Adjusted EBITDA margins more rapidly than previously believed, due to continued improvement in profit margins for the Company’s existing products as a result of cost efficiency initiatives commenced in 2017 and the expectation that new products would have favorable profit margin profiles. As a result, MaxPoint’s senior management increased the Adjusted EBITDA amounts in the preliminary risk-adjusted financial projections. Management also added projections for the years 2021 and 2022.
In August 2017, MaxPoint’s senior management provided the updated risk-adjusted financial projections (which we refer to as the “MaxPoint Forecasts”) to Goldman Sachs and the Board and approved the use of the MaxPoint Forecasts by Goldman Sachs in performing its financial analyses, as more fully described in “Item 4.-The Solicitation or Recommendation-Opinion of Goldman Sachs.”
The MaxPoint Forecasts, as prepared by MaxPoint’s senior management, are set forth below (dollars in thousands):

	Fiscal Year Ended December 31,
	2017	2018	2019	2020	2021	2022
Gross Revenue	$157,119	$178,000	$192,499	$209,250	$223,000	$230,000
Net Revenue	$108,687	$120,999	$133,999	$147,999	$158,799	$164,799
Gross Profit	$86,651	$98,009	$108,539	$119,879	$128,627	$133,487
Adjusted EBITDA (1)	$7,277	$18,150	$25,460	$34,040	$38,112	$41,200
Unlevered Free Cash Flows	$—	$1,832	$5,101	$10,183	$11,280	$15,532

(1) The Company defines this metric as net income or loss before income taxes, interest, amortization of deferred financing costs and depreciation and amortization, adjusted to eliminate stock-based compensation expense.

Separately, in June 2017, as part of the due diligence process, Parent requested net revenue projections from MaxPoint. Subsequently, as part of a management presentation, MaxPoint’s senior management provided net revenue projections for the years 2017-2019. In order to present the Company in the most favorable light, MaxPoint’s senior management assumed that all new products would be highly successful in the market and did not adjust for the risks described above, which resulted in net revenue amounts being higher than those set forth in the risk-adjusted financial projections above.
The net revenue projections, as prepared by MaxPoint’s senior management, and provided to Parent are set forth below (dollars in thousands):

	Fiscal Year Ended December 31,
	2017	2018	2019
Net Revenue	$110,000	$154,000	$225,000

Subsequently, Parent requested a more detailed set of financial projections. As a result, in August 2017, MaxPoint’s senior management expanded upon the initial net revenue projections provided to Parent. In order to present the Company in the most favorable light, MaxPoint’s senior management continued to assume that all new products would be highly successful in the market and did not adjust for the risks described above, which resulted in gross revenue amounts being higher than those set forth in the risk-adjusted financial projections above (and correspondingly higher gross revenue growth rates of approximately 42% in 2018 and 44% in 2019).
The more detailed financial projections, as prepared by MaxPoint’s senior management, and provided to Parent are set forth below (dollars in thousands):

	Fiscal Year Ended December 31,
	2017	2018	2019
Gross Revenue	$147,610	$210,231	$302,285
Net Revenue	$107,307	$153,693	$223,769
Gross Profit	$85,703	$123,853	$183,550
Adjusted EBITDA (1)	$8,303	$21,486	$48,066

(1) The Company defines this metric as net income or loss before income taxes, interest, amortization of deferred financing costs and depreciation and amortization, adjusted to eliminate stock-based compensation expense.

Neither set of financial projections provided to Parent was provided to the Board. While Goldman Sachs was aware of the fact that MaxPoint’s senior management had prepared financial projections for Parent, Goldman Sachs assumed with MaxPoint’s consent that the MaxPoint Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MaxPoint. Consequently, neither set of financial projections provided to Parent was relied upon by Goldman Sachs in performing its financial analyses. Subject to the qualifications and cautionary statements above, MaxPoint’s senior management believes that the MaxPoint Forecasts are based on more reasonable assumptions than the financial projections provided to Parent due to the weight given to the risks described above in preparing the MaxPoint Forecasts.
BY INCLUDING IN THIS SCHEDULE 14D-9 A SUMMARY OF MAXPOINT’S FINANCIAL PROJECTIONS, MAXPOINT UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Opinion of Goldman Sachs.

At a meeting of the Board on August 26, 2017, Goldman Sachs rendered to the Board its oral opinion, subsequently confirmed in a written opinion, dated as of the date of the Merger Agreement, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $13.86 in cash per Share to be paid to the holders (other than HCH and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated August 27, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex B. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10‑K of MaxPoint for the two years ended December 31, 2016;

•	MaxPoint’s Registration Statement on Form S-1, including the prospectus contained therein dated March 5, 2015, relating to the initial public offering of 6,500,000 Shares;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of MaxPoint;

•	certain other communications from MaxPoint to its stockholders;

•	certain publicly available research analyst reports for MaxPoint; and

•
certain internal financial analyses and forecasts for MaxPoint prepared by its management, as approved for Goldman Sachs’ use by MaxPoint, which are referred to as the MaxPoint Forecasts and which are summarized above under “Item 4-The Solicitation or Recommendation-Certain Financial Projections” of this Schedule 14D-9.

Goldman Sachs also held discussions with members of the senior management of MaxPoint regarding their assessment of the past and current business operations, financial condition, and future prospects of MaxPoint; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for MaxPoint with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the advertising technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with MaxPoint’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with MaxPoint’s consent that the MaxPoint Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MaxPoint. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of MaxPoint or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of MaxPoint to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to MaxPoint; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, to the holders (other than HCH and its affiliates) of Shares of the $13.86 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of MaxPoint; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of MaxPoint, or class of such persons, in connection with the Transactions, whether relative to the $13.86 in cash per Share to be paid to the holders (other than HCH and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs did not express any opinion as to the impact of the Transactions on the solvency or viability of MaxPoint or HCH or the ability of MaxPoint or HCH to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
Summary of Financial Analyses
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of financial analyses described represent relative importance or weight given to those financial analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 25, 2017, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis
Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to:

•	the closing price per Share as of August 25, 2017;

•	the volume weighted average price for the Shares over:

◦	the one-month period ended August 25, 2017;

◦	the two-month period ended August 25, 2017;

◦	the three-month period ended August 25, 2017;

◦	the one-year period ended August 25, 2017;

◦	the two-year period ended August 25, 2017;

◦	the period from MaxPoint’s IPO on March 6, 2015 to August 25, 2017;

•	the highest trading price for the Shares over the 52-week period ended August 25, 2017; and

•	the lowest trading price for the Shares over the 52-week period ended August 25, 2017.
The results of this analysis are as follows:

Reference Price Per Share	Implied Premium Represented by the $13.86 Per Share
August 25, 2017 Closing Price of $5.50	152.0%
One-month VWAP of $5.85	137.0%
Two-month VWAP of $6.28	120.7%
Three-month VWAP of $6.56	111.4%
One-year VWAP of $5.97	132.0%
Two-year VWAP of $8.02	72.8%
IPO to August 25, 2017 VWAP of $17.76	(22.0)%
52-week high of $9.26	49.7%
52-week low of $3.96	250.0%

Illustrative Present Value of Future Share Price Analyses
Goldman Sachs performed two analyses to derive ranges of illustrative present value per Share as of June 30, 2017.
Using the MaxPoint Forecasts, Goldman Sachs derived a range of illustrative values per Share as of December 31 of the years 2017 through 2019, by: (i) applying illustrative one year forward enterprise value / adjusted EBITDA multiples ranging from 3.0x to 5.0x, derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the current enterprise value / adjusted EBITDA multiples for MaxPoint and four selected advertising technology companies (Rocket Fuel Inc., The Rubicon Project, Inc., Tremor Video, Inc. and YuMe, Inc. (the “Selected Advertising Technology Companies”)), to estimates of MaxPoint’s one-year forward adjusted EBITDA as of the end of that year, as reflected in the MaxPoint Forecasts, to derive a range of implied enterprise values for MaxPoint as of December 31 of each year; (ii) subtracting from the range of implied enterprise values as of December 31 of each year estimated year-end net debt of MaxPoint as reflected in the MaxPoint Forecasts, to yield a range of implied equity values for MaxPoint as of December 31 of each year; and (iii) dividing the range of implied equity values by the estimated fully diluted Shares outstanding, as provided in share capital and balance sheet data provided by MaxPoint’s management (the “MaxPoint Capitalization”). Using an illustrative discount rate of 14.0%, reflecting an estimate of MaxPoint’s cost of equity derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of June 30, 2017 the range of illustrative values it derived above to yield illustrative present values per Share ranging from $5.76 to $18.18.
Using the MaxPoint Forecasts, Goldman Sachs also derived a range of illustrative values per Share as of December 31 of the years 2017 through 2019, by: (i) applying illustrative one year forward enterprise value / net revenue multiples ranging from 0.40x to 0.80x, derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the current enterprise value / net revenue multiples for MaxPoint and the Selected Advertising Technology Companies, to estimates of MaxPoint’s one-year forward net revenue as of the end of that year, as reflected in the MaxPoint Forecasts, to derive a range of implied enterprise values for MaxPoint as of December 31 of each year; (ii) subtracting from the range of implied enterprise values as of December 31 of each year estimated year-end net debt of MaxPoint as reflected in the MaxPoint Forecasts, to yield a range of implied equity values for MaxPoint as of December 31 of each year; and (iii) dividing the range of implied equity values by the estimated fully diluted Shares outstanding, as provided in the MaxPoint Capitalization. Using an illustrative discount rate of 14.0%, reflecting an estimate of MaxPoint’s cost of equity derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of June 30, 2017 the range of illustrative values it derived above to yield illustrative present values per Share ranging from $4.94 to $12.88.
Illustrative Discounted Cash Flow Analysis
Using the MaxPoint Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on MaxPoint.
Using discount rates ranging from 12.5% to 15.5%, reflecting estimates of MaxPoint’s weighted average cost of capital derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of June 30, 2017 (i) estimates of unlevered free cash flow for MaxPoint for the quarterly periods ended September 30, 2017 and December 31, 2017 as well as the annual periods ending December 31, 2018 to December 31, 2022, as reflected in the MaxPoint Forecasts, and (ii) a range of illustrative terminal values for MaxPoint, which were calculated by applying perpetuity growth rates ranging from 1.0% to 3.0%, to a terminal year estimate of the unlevered free cash flow to be generated by MaxPoint, as reflected in the MaxPoint Forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the MaxPoint Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for MaxPoint by adding the ranges of present values it derived above. Goldman Sachs then subtracted MaxPoint’s net debt as of June 30, 2017 and added the present value of the estimated benefits of MaxPoint’s federal net operating losses (“NOLs”) from the range of illustrative enterprise values it derived for MaxPoint, in each case, as provided by the management of MaxPoint, to derive a range of illustrative equity values for MaxPoint. Goldman Sachs then divided the range of illustrative equity values it derived by the estimated fully diluted Shares outstanding, as provided in the MaxPoint Capitalization, to derive a range of illustrative present values per Share. Based on the methodologies as set forth above, Goldman Sachs derived a range of illustrative equity values for MaxPoint (including the value of the NOLs) ranging from $10.53 to $16.16.

Premia Analysis
Goldman Sachs reviewed and analyzed, using publicly available data, those acquisition premia for all-cash acquisition transactions announced during the time period from January 1, 2010 through August 25, 2017 involving a public company in the technology industry based in the United States as the target where the disclosed enterprise values for the transaction were between $50 million and $500 million. This analysis excluded transactions with premia greater than 200% or less than (50)% relative to the target’s last undisturbed closing price prior to announcement, using information obtained from Thompson Financial Securities Data. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a 25th percentile premium of 5% and 75th percentile premium of 42% across the period. Using this analysis, Goldman Sachs applied a range of illustrative premiums of 5% to 42% to the undisturbed closing price per Share of $5.50 as of August 25, 2017 and calculated a range of implied equity values per Share of $5.79 to $7.81.
Selected Companies Analysis
Goldman Sachs calculated and compared various financial multiples and ratios based on financial data as of August 25, 2017, information it obtained from SEC filings and IBES estimates. The multiples and ratios of MaxPoint were calculated using the MaxPoint closing price on August 25, 2017. The multiples and ratios of MaxPoint were based on information provided by MaxPoint’s management and IBES estimates. The multiples and ratios for each of the Selected Advertising Technology Companies were based on the most recent publicly available information.
Although none of the Selected Advertising Technology Companies is directly comparable to MaxPoint, the Selected Advertising Technology Companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of MaxPoint.

Goldman Sachs calculated for the Selected Advertising Technology Companies and MaxPoint: (i) the enterprise value (“EV”), which is the market value of common equity as of August 25, 2017 plus net debt as of the latest available balance sheet of each respective company, as a multiple of estimated adjusted EBITDA for 2017 and 2018 and (ii) the EV as a multiple of estimated net revenue for 2017 and 2018.
The current EV / adjusted EBITDA multiples for MaxPoint and the Selected Advertising Technology Companies were as follows:

	MaxPoint	Rocket Fuel Inc.	The Rubicon Project, Inc.	Tremor Video, Inc.	YuMe, Inc.
EV / adjusted EBITDA
2017E	13.0x	70.2x	5.2x	28.4x	7.6x
2018E	4.9x	46.1x	5.5x	27.5x	5.8x

The current EV / net revenue multiples for MaxPoint and the Selected Advertising Technology Companies were as follows:

	MaxPoint	Rocket Fuel Inc.	The Rubicon Project, Inc.	Tremor Video, Inc.	YuMe, Inc.
EV / net revenue
2017E	0.4x	0.8x	0.3x	0.7x	0.8x
2018E	0.4x	0.8x	0.3x	0.7x	0.8x
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to MaxPoint or the Transactions.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view, as of the date of the opinion, of the $13.86 in cash per Share to be paid to the holders (other than HCH and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of MaxPoint, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The Offer Price was determined through arm’s-length negotiations between MaxPoint and HCH and M&F and was approved by MaxPoint’s board of directors.  Goldman Sachs provided advice to MaxPoint during these negotiations.  Goldman Sachs did not, however, recommend any specific amount of consideration to MaxPoint or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in considering the Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this Schedule 14D-9.
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of MaxPoint, HCH, any of their respective affiliates and third parties, including MacAndrews & Forbes Holdings Inc. (“M&FH”), a significant shareholder of HCH, and its affiliates and portfolio companies, Trinity Ventures, a significant shareholder of MaxPoint (“Trinity”), and its affiliates and portfolio companies, and Madrona Ventures Group, LLC, a significant shareholder of MaxPoint (“Madrona”), and its affiliates and portfolio companies, or any currency or commodity that may be involved in the Transactions.
Goldman Sachs acted as financial advisor to MaxPoint in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs expects to receive fees for its services in connection with the Transactions (as described below), the principal portion of which is contingent upon consummation of the Transactions, and MaxPoint has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement.
Goldman Sachs has provided certain financial advisory and/or underwriting services to MaxPoint and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. During the two year period ended August 27, 2017 the Investment Banking Division of Goldman Sachs was not engaged by MaxPoint or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs received compensation. Goldman Sachs also has provided certain financial advisory and/or underwriting services to M&FH and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the private offering of 7.000% Senior Secured Notes due 2022 (aggregate principal amount $1,150,000,000) of Scientific Games International, Inc., a portfolio company of M&FH, in February 2017. During the two year period ended August 27, 2017 Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division directly to M&FH and/or to its affiliates and portfolio companies (which may include companies that are not controlled by M&FH) of approximately $1 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Madrona and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as a left lead bookrunner with respect to the initial public offering of 6,000,000 shares of Class A common stock of Apptio, Inc., a portfolio company of Madrona, in September 2016, and as left lead bookrunner with respect to the initial public offering of 9,231,000 shares of common stock of Redfin Corporation, a portfolio company of Madrona, in July 2017. During the two year period ended August 27, 2017 Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division directly to Madrona and/or to its affiliates and portfolio companies (which may include companies that are not controlled by Madrona) of approximately $6 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to MaxPoint, HCH, and their respective affiliates and M&FH, Trinity, Madrona and their respective affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with M&FH, Trinity, Madrona and their respective affiliates from time to time and may have invested in limited partnership units of the respective affiliates of M&FH, Trinity and Madrona from time to time and may do so in the future.
MaxPoint selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated October 4, 2016, MaxPoint engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between MaxPoint and Goldman Sachs provides for a fixed transaction fee of $7,000,000, $1,000,000 of which became payable at announcement of the Transactions, and the remainder of which is contingent upon consummation of the Transactions. The engagement letter provides that MaxPoint may, in its sole discretion, increase such transaction fee under certain circumstances; however, MaxPoint does not intend to increase such transaction fee. In addition, MaxPoint agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, each executive officer and director of the Company currently intends to tender all Shares then owned over which he or she has sole dispositive power into the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated October 4, 2016, MaxPoint engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between MaxPoint and Goldman Sachs provides for a fixed transaction fee of $7,000,000, $1,000,000 of which became payable at announcement of the Transactions, and the remainder of which is contingent upon consummation of the Transactions. The engagement letter provides that MaxPoint may, in its sole discretion, increase such transaction fee under certain circumstances; however, MaxPoint does not intend to increase such transaction fee. In addition, the Company agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as otherwise set forth herein, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders on its behalf with respect to the Offer or the Merger. For clarity, Goldman Sachs is not making any solicitation or recommendation to the stockholders with respect to the Offer or the Merger.
Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

Regulatory Approvals.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), the acquisition of Shares pursuant to the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Ronald O. Perelman, the ultimate parent of Purchaser, of a Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material (a “Second Request”) from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the FTC or unless the Antitrust Division or the FTC grant early termination of the waiting period. If, within the initial 15 calendar day waiting period, either the Antitrust Division or the FTC issues a Second Request, the waiting period will be extended until 10 calendar days following the date of substantial compliance with such a request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. Complying with a Second Request may take a significant amount of time. At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, seeking divestiture of the Shares so acquired, seeking divestiture of substantial assets of Purchaser or the Company or their respective subsidiaries or affiliates or requiring other conduct relief. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws, but there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Ronald O. Perelman filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on September 11, 2017. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on September 26, 2017, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a Request For Additional Information and Documentary Material from the FTC or the Antitrust Division prior to that time. The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Purchaser’s acquisition or ownership of Shares.

Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of Section 262 of the DGCL is attached hereto as Annex C. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown. The “fair value” could be greater than, less than or the same as the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•
within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which acceptance and payment for Shares is currently expected to occur on October 10, 2017 unless Parent and Purchaser extend the Offer pursuant to the terms of the Merger Agreement, and 20 days after the mailing of this notice (which date of mailing is September 11, 2017), deliver to MaxPoint a written demand for appraisal of Shares held, which demand must reasonably inform MaxPoint of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

MaxPoint Interactive, Inc.
3020 Carrington Mill Boulevard, Suite 300
Morrisville, NC 27560
(800) 916-9960
Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 10 days after the Effective Time, the Surviving Corporation of the Merger will send a notice that the Merger has become effective to each stockholder entitled to appraisal who delivered to the Company a demand for appraisal in accordance with Section 262 of the DGCL.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Pursuant to Section 262, the Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances specified in Section 262 of the DGCL and summarized below, on the difference between the amount determined to be the fair value and the amount paid to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such Shares. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The board of directors has approved the Merger Agreement and the transactions contemplated thereby, (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the board of directors has exempted the Company from any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the related agreements and the Merger and the related transactions.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Parent or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Stockholder Approval of the Merger Not Required.

Neither Parent nor Purchaser is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. The Merger Agreement provides that the Merger will be consummated in accordance with Section 251(h) of the DGCL, which permits the consummation of the Merger without a vote of stockholders if certain statutory conditions have been met.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017.

Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results and financial position, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or the negative version of these words and similar expressions. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions; risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the effects of disruption from the Transactions on the Company’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC on August 14, 2017 and in other periodic reports and filings with the SEC from time to time. Forward-looking statements include statements relating to: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections of earnings; plans, strategies and objectives of management for future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. The Company does not undertake and specifically declines any obligation to update any forward-looking statements.

Item 9. Material to be Filed as Exhibits.

Exhibit No.	Description
(a)(1)(A)
Offer to Purchase, dated September 11, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Mercury Merger Sub, Inc. and Harland Clarke Holdings Corp., filed with the SEC on September 11, 2017 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Summary Advertisement as published in the New York Times on September 11, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(D)
Joint Press Release of Valassis and MaxPoint Interactive, Inc., dated August 28, 2017 (incorporated by reference to Exhibit 99.1 to MaxPoint’s Current Report on Form 8-K filed with the SEC on August 28, 2017).

(a)(1)(E)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(2)	Letter to Stockholders of MaxPoint Interactive, Inc., dated September 11, 2017, from Joseph Epperson (included as Annex A to this Schedule 14D-9).
(a)(5)(A)	Opinion of Goldman Sachs & Co. LLC, dated August 27, 2017 (included as Annex B to this Schedule 14D-9).
(a)(5)(B)
E-mail to Employees of MaxPoint Interactive, Inc., dated August 28, 2017 (incorporated by reference to Exhibit 99.1 to MaxPoint’s Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed with the SEC on August 28, 2017).

(a)(5)(C)
E-mail to Customers of MaxPoint Interactive, Inc., dated August 28, 2017 (incorporated by reference to Exhibit 99.2 to MaxPoint’s Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed with the SEC on August 28, 2017).

(a)(5)(D)
E-mail to Customers (Sales) of MaxPoint Interactive, Inc., dated August 28, 2017 (incorporated by reference to Exhibit 99.3 to MaxPoint’s Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed with the SEC on August 28, 2017).

(a)(5)(E)
Letter to Suppliers of MaxPoint Interactive, Inc. made available on August 28, 2017 (incorporated by reference to Exhibit 99.4 to MaxPoint’s Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed with the SEC on August 28, 2017).

(e)(1)
Agreement and Plan of Merger among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc., dated August 27, 2017 (incorporated by reference to Exhibit 2.1 to MaxPoint’s Current Report on Form 8-K filed with the SEC on August 28, 2017).

(e)(2)
Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and certain stockholders of MaxPoint, Interactive, Inc. (incorporated by reference to Exhibit 99.1 to MaxPoint’s Current Report on Form 8-K filed with the SEC on August 28, 2017).

(e)(3)	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 99.2 to MaxPoint’s Current Report on Form 8-K filed with the SEC on August 28, 2017).
(e)(4)	Confidentiality Agreement, dated August 23, 2016, by and between Valassis Communications, Inc. and MaxPoint Interactive, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(5)
Amended and Restated Certificate of Incorporation of MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 3.1 to MaxPoint’s Current Report on Form 8-K filed with the SEC on March 12, 2015).

(e)(6)	Amended and Restated Bylaws of MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 3.2 to MaxPoint’s Current Report on Form 8-K filed with the SEC on March 12, 2015).
(e)(7)(A)†
Offer letter between MaxPoint Interactive, Inc. and Joseph Epperson, dated February 20, 2015 (incorporated by reference to Exhibit 10.13 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 23, 2015).

(e)(7)(B)†
Offer letter between MaxPoint Interactive, Inc. and Brad Schomber, dated February 22, 2015 (incorporated by reference to Exhibit 10.14 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 23, 2015).

(e)(7)(C)†
Offer letter between MaxPoint Interactive, Inc. and Gretchen Joyce, dated February 20, 2015 (incorporated by reference to Exhibit 10.15 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 23, 2015).

(e)(7)(D)†
Offer letter between MaxPoint Interactive, Inc. and Kurt Carlson, dated February 20, 2015 (incorporated by reference to Exhibit 10.16 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 23, 2015).

(e)(8)†
Management Cash Incentive Bonus Plan of MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 10.10 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 17, 2015).

(e)(9)†
Change in Control Equity Acceleration Policy of MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 10.11 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 17, 2015).

(e)(10)†
Compensation Program for Non-Employee Directors of MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 10.12 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 23, 2015).

(e)(11)†
2010 Equity Incentive Plan of MaxPoint Interactive, Inc. and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 3, 2015).

(e)(12)†
2015 Equity Incentive Plan of MaxPoint Interactive, Inc. and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 23, 2015).

(e)(13)†
2015 Employee Stock Purchase Plan of MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 10.4 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 23, 2015).

(e)(14)†
Forms of restricted stock unit agreements under the 2015 Equity Incentive Plan of MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 10.2 to MaxPoint’s Form 10-Q filed with the SEC on November 10, 2016).

(e)(15)†
CSOP under the 2015 Equity Incentive Plan of MaxPoint Interactive, Inc. and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to MaxPoint’s Form 10-Q filed with the SEC on November 10, 2016).

(e)(16)†
Form of UK stock option agreement under the 2015 Equity Incentive Plan of MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 10.4 to MaxPoint’s Form 10-Q filed with the SEC on November 10, 2016).

(e)(17)
Form of Indemnification Agreement between MaxPoint Interactive, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to MaxPoint’s Registration Statement on Form S-1 (SEC File No. 333-201833) filed with the SEC on February 17, 2015).

______________________________
*    Filed herewith.
†    Compensation arrangement.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MaxPoint Interactive, Inc.

By:	/s/ Joseph Epperson
Joseph Epperson
Chief Executive Officer

Dated: September 11, 2017

ANNEX A

To Our Stockholders:
As we previously announced, on August 27, 2017, MaxPoint Interactive, Inc. entered into a merger agreement providing for the acquisition of MaxPoint by Valassis Digital, Inc., through its parent company, Harland Clarke Holdings, for a price per share of $13.86.
Harland Clarke has commenced a tender offer to acquire all shares of MaxPoint common stock. This tender offer is conditioned on, among other things, more than 50% of the shares of MaxPoint common stock being validly tendered and not withdrawn prior to the expiration of the offer. Unless extended, the tender offer is scheduled to expire at one minute past 11:59 p.m., New York City time, on October 6, 2017, the date that is 20 business days following commencement of the offer. Upon its completion, and subject to the satisfaction of certain conditions, the tender offer will be followed by a merger in which each share of MaxPoint common stock not purchased in the tender offer will be converted into the right to receive $13.86 per share in cash, without interest and less any withholding taxes.
The MaxPoint Board of Directors has determined that it is in the best interests of MaxPoint and its stockholders, has approved and has declared it advisable to enter into the merger agreement and consummate the tender offer and the merger. The MaxPoint Board of Directors recommends that MaxPoint stockholders accept the offer and tender their shares of MaxPoint common stock pursuant to the offer.
In arriving at its recommendation, the MaxPoint Board of Directors gave consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.
Accompanying this letter is (i) a copy of MaxPoint’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Harland Clarke’s Offer to Purchase, dated September 11, 2017, which sets forth the terms and conditions of the offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares pursuant to the offer. We urge you to read the enclosed materials carefully. The offer is scheduled to expire at one minute past 11:59 p.m., New York City time, on October 6, 2017, unless extended.
Thank you for your support of MaxPoint.

Very truly yours,

Joseph Epperson
President, Chief Executive Officer and Chairman

A-1

ANNEX B

[Letterhead of Goldman Sachs & Co. LLC]
PERSONAL AND CONFIDENTIAL
August 27, 2017
Board of Directors
MaxPoint Interactive, Inc.
3020 Carrington Mill Boulevard, Suite 300
Morrisville, NC 27560
Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Harland Clarke Holdings Corp. (“Harland Clarke”) and its affiliates) of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of MaxPoint Interactive, Inc. (the “Company”) of the $13.86 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 27, 2017 (the “Agreement”), by and among Harland Clarke, Mercury Merger Sub, Inc., a wholly owned subsidiary of Harland Clarke (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Offer”) pursuant to which Acquisition Sub will pay $13.86 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Offer, Acquisition Sub will be merged with and into the Company and each outstanding Share (other than Shares already owned by Harland Clarke, Acquisition Sub, any wholly owned subsidiary of Harland Clarke, and Dissenting Company Shares (as defined in the Agreement)) will be converted into the right to be paid $13.86 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Harland Clarke, any of their respective affiliates and third parties, including MacAndrews & Forbes Holdings Inc., a significant shareholder of Harland Clarke (“MacAndrews & Forbes”), and its affiliates and portfolio companies, Trinity Ventures, a significant shareholder of the Company (“Trinity”), and its affiliates and portfolio companies, and Madrona Ventures Group, LLC, a significant shareholder of the Company (“Madrona”), and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain financial advisory and/or underwriting services to MacAndrews & Forbes and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the private offering 7.000% Senior Secured Notes due 2022 (aggregate principal amount $1,150,000,000) of Scientific Games International, Inc., a portfolio company of MacAndrews & Forbes, in February 2017. We also have provided certain financial advisory and/or underwriting services to Madrona and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a left lead bookrunner with respect to the initial public offering of 6,000,000 shares of Class A common stock of Apptio, Inc., a portfolio company of Madrona, in September 2016, and as left lead bookrunner with respect to the initial public offering of 9,231,000 shares of common stock of Redfin Corporation, a portfolio company of Madrona, in July 2017. We may also in the future provide financial advisory and/or underwriting services to the Company, Harland Clarke, and their respective affiliates and MacAndrews & Forbes, Trinity, Madrona and their respective affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with MacAndrews & Forbes, Trinity, Madrona and their respective affiliates from time to time and may have invested in limited partnership units of the respective affiliates of MacAndrews & Forbes, Trinity and Madrona from time to time and may do so in the future.

B-1

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the two years ended December 31, 2016; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated March 6, 2015, relating to the initial public offering of 6,500,000 Shares; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the advertising technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Harland Clarke and its affiliates) of Shares, as of the date hereof, of the $13.86 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $13.86 in cash per Share to be paid to the holders (other than Harland Clarke and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Harland Clarke or the ability of the Company or Harland Clarke to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $13.86 in cash per Share to be paid to the holders (other than Harland Clarke and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

B-2

ANNEX C

GENERAL CORPORATION LAW OF DELAWARE
SECTION 262 — APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l ) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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